FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Report of Independent Public Accountants
2.	Financial Statements as of December 31, 2002, 2001 and 2000
3.	Statutory Audit Committee's Report

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ITEM 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph –
See Note 14 to the primary financial statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

1.	We have audited the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended and the Notes 1 to 14 and exhibits A, B, C, E, F, G and H, all expressed in constant Argentine pesos as of December 31, 2002. We have also audited the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2002, and the related consolidated statements of income and cash flows for the year then ended and Notes 1 to 4 and exhibits A, C and H, all expressed in constant Argentine pesos as of December 31, 2002, which are presented as supplemental information in Schedule I. Our responsibility is to express an opinion on these financial statements, based on our audit.

The financial statements of YPF SOCIEDAD ANONIMA for the years ended December 31, 2001 and 2000, which are presented for comparative purposes, taking into consideration the restatement in constant Argentine pesos as of December 31, 2002, as mentioned in Note 1 to the accompanying primary financial statements, were audited by other auditors, who issued their unqualified report dated March 8, 2002.

These financial statements are the responsibility of the Company's Management.

2.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As described in Note 13 to the accompanying financial statements, during the year 2002, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of certain financial loans principal and interest payments without prior authorization from the Argentine Central Bank; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices; and (g) the suspension of the legal provisions for entities' dissolution and shareholders' contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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2

4.	In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2002 present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina. In addition, in our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2002 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina.

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States (see Note 14 to the primary financial statements).

Buenos Aires, Argentina
March 6, 2003

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. T°1 – F°3

RICARDO C. RUIZ
Partner
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 156 – F° 159

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ITEM 2

YPF SOCIEDAD ANONIMA
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires

FISCAL YEARS NUMBERS 26, 25 AND 24
BEGINNING ON JANUARY 1, 2002, 2001 AND 2000
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products, and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: June 11, 2002.

CAPITAL STRUCTURE AS OF DECEMBER 31, 2002
(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)

–	Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I 1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)

	2002	2001	2000

Current Assets
Cash	248	85	113
Investments (Note 2.a)	426	155	853
Trade receivables (Note 2.b)	1,913	2,069	2,632
Other receivables (Note 2.c)	5,137	1,822	884
Inventories (Note 2.d)	626	598	724
Other assets (Note 1.d)	—	303	—

Total current assets	8,350	5,032	5,206

Noncurrent Assets
Trade receivables (Note 2.b)	80	170	37
Other receivables (Note 2.c)	1,145	1,266	1,143
Investments (Note 2.a)	1,049	2,989	1,536
Fixed assets (Note 2.e)	18,898	18,982	20,520
Intangible assets	29	327	452

Total noncurrent assets	21,201	23,734	23,688

Total assets	29,551	28,766	28,894

Current Liabilities
Accounts payable (Note 2.f)	1,697	2,293	2,293
Loans (Note 2.g)	1,529	2,394	1,290
Salaries and social security	84	133	159
Taxes payable	566	328	1,567
Advances from crude oil purchasers	398	329	194
Dividends payable	-	-	170
Reserves	141	292	308

Total current liabilities	4,415	5,769	5,981

Noncurrent Liabilities
Accounts payable (Note 2.f)	98	362	666
Loans (Note 2.g)	2,728	2,512	2,887
Salaries and social security	134	109	118
Taxes payable	38	—	4
Advances from crude oil purchasers	1,317	1,111	602
Reserves	538	395	399

Total noncurrent liabilities	4,853	4,489	4,676

Total liabilities	9,268	10,258	10,657
Minority Interest	—	—	142
Shareholders' Equity	20,283	18,508	18,095

Total liabilities, minority interest and shareholders' equity	29,551	28,766	28,894

Notes 1 to 4 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I 2 of 3
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except for per share amounts in Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)

	2002	2001	2000

Net sales (Note 4)	19,599	17,810	18,897
Cost of sales	(11,057)	(10,622)	(10,878)

Gross profit	8,542	7,188	8,019

Administrative expenses (Exhibit H)	(432)	(476)	(397)
Selling expenses (Exhibit H)	(1,050)	(1,682)	(1,259)
Exploration expenses (Exhibit H)	(240)	(220)	(314)

Operating income	6,820	4,810	6,049

(Loss) Income on long-term investments	(436)	(253)	37
Other expenses, net (Note 2.h)	(430)	(275)	(611)
Financial income (expense) and holding gains (losses), net:
Gains on assets (Note 2.i)	754	9	233
Losses on liabilities (Note 2.i)	(3,636)	(687)	(576)
Income (Loss) from sale of long-term investments (Note 12 to the
primary financial statements)	687	(273)	(426)

Net income before income tax and minority interest	3,759	3,331	4,706

Income tax	(415)	(1,541)	(1,999)
Minority interest	—	(2)	(26)

Net income	3,344	1,788	2,681

Earnings per share	8.50	4.55	7.59

For supplemental information on consolidated statements of income, see Note 1.b.

Notes 1 to 4 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
3 of 3
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)
	2002		2001	2000

Cash Flows from Operating Activities
Net income	3,344		1,788	2,681
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—		2	26
Dividends from long-term investments	49		113	46
(Income) Loss from sale of long-term investments	(687)		273	426
Loss (Income) on long-term investments and amortization of intagible assets	637	(1)	253 (1)	(50) (1)
Depreciation of fixed assets	2,048		2,191	2,034
Consumption of materials and fixed assets retired, net of allowances	204		27	321
Increase in allowances for fixed assets	98		87	205
Net (decrease) increase in reserves	(8)		(4)	233
Changes in assets and liabilities:
Trade receivables	37		310	(273)
Other receivables	(1,636)		(491)	(103)
Inventories	(51)		140	(118)
Accounts payable	(575)		24	500
Salaries and social security	(18)		(37)	15
Taxes payable	338		(1,322)	744
Advances from crude oil purchasers	275		644	(194)
Exchange differences, interest and other	1,351		(31)	(70)

Net cash flows provided by operating activities	5,406		3,967	6,423

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,693)		(2,807)	(2,559)
Net capital contributions and acquisitions of long-term investments	(27)		(903)	(644)
Proceeds from sale of long-term investments	1,479		3,269	480
Investments (non cash and equivalents)	59		55	24

Net cash flows used in investing activities	(1,182)		(386)	(2,699)

Cash Flows from Financing Activities
Proceeds from loans	103		5,665	849
Payment of loans	(3,840)		(6,416)	(4,046)
Dividends paid	(37	)(2)	(3,604)	(692)

Net cash flows used in financing activities	(3,774)		(4,355)	(3,889)

Increase (Decrease) in Cash and Equivalents	450		(774)	(165)
Cash and equivalents at the beginning of years	209		957	1,122
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	—		26	—

Cash and equivalents at the end of years	659		209	957

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes 185 corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A. ("Petroken"), Refinería del Norte S.A. ("Refinor"), Profertil S.A., Compañía Mega S.A. ("Mega"), Empresa Petrolera Andina S.A. ("Andina") and Global Petroleum Corporation ("Global") as of December 31, 2002, (28) corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Andina, Mega and Global as of December 31, 2001, and (35) corresponding to the proportional consolidation of the income of statement of Petroken, Refinaria de Petróleos de Manguinhos ("Manguinhos") and Global as of December 31, 2000.
(2)	Corresponds to the amount not offset of distributed dividends (Note 11 to the primary financial statements).

Notes 1 to 4 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except where otherwise indicated – Note 1 to the primary financial statements)

1.	CONSOLIDATED FINANCIAL STATEMENTS

a)	Changes in Argentine economic rules:

In view of the Argentine economic crisis, the Argentine Government has implemented several changes in the economic rules. The summary of the main measures adopted is disclosed in Notes 1 and 13 to the primary financial statements.

b)	Consolidation policies:

Following the methodology established in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E."), YPF Sociedad Anónima (the "Company" or "YPF") has consolidated its balance sheets as of December 31, 2002, 2001 and 2000 and the related statements of income and cash flows for the years then ended with the financial statements of those companies in which YPF has the number of votes necessary to control corporate decisions ("YPF Group").

Additionally, the income on long-term investments in investees in which joint control is held, has been proportionally consolidated line by line, based on the Company's interest in income accounts of the financial statements of such companies. Net sales include approximately 3,668, 2,917 and 2,808 and operating income includes approximately 371, 129 and 59 for the years ended December 31, 2002, 2001 and 2000, respectively, for the effect of this proportional consolidation.

Under General Resolution No. 368 from the Argentine Securities Commission ("CNV"), the Company submits its Consolidated Financial Statements, included in Schedule I, preceding its primary financial statements.

c)	Financial statements used for consolidation:

The consolidated financial statements as of December 31, 2002, 2001 and 2000 have been based upon the last available financial statements of controlled companies as of such dates.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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d)	Valuation criteria:

The financial statements of the controlled companies have been prepared with valuation criteria similar to those used by YPF in the preparation of its own financial statements.

In addition to the valuation criteria disclosed in the notes to the YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Other assets

Includes the assets related to the investments in Indonesia, which have been valued at their estimated realizable value as of December 31, 2001 (Note 12 to the primary financial statements).

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc. has a number of trustee noncontributory pension plans and postretirement and postemployment benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are and have been accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other postemployment benefits for eligible individuals whose employment is terminated by YPF Holdings Inc. prior to their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF Holdings Inc. accounts for benefits provided after employment but before retirement by accruing the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and construction costs

The Company accounts its revenues and costs related to construction activities, restated in constant pesos as detailed in Note 1 to the primary financial statements, considering the estimated final margin of each work in progress and the percentage of completion method as of each year-end.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:	2002			2001			2000

		Current		Noncurrent	Current		Noncurrent	Current		Noncurrent

Short-term investments and Government securities (1)		426	(2)	18	155	(2)	61	853	(2)	28
Long-term investments (Exhibit C)		–		1,220	–		3,236	–		1,521
Allowance for reduction in value of holdings in long-term investments		–		(189)	–		(308)	–		(13)

		426		1,049	155		2,989	853		1,536

(1)	Includes 5, 24 and 26 of restricted cash as of December 31, 2002, 2001 and 2000, respectively.
(2)	Includes 411, 124 and 844 as of December 31, 2002, 2001 and 2000, respectively, with an original maturity of less than three months.

b)	Trade receivables:	2002		2001		2000

		Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable		1,782	80	2,545	170	2,842	37
Related parties		565	–	506	–	345	–
Notes receivable		–	–	52	–	28	–

		2,347	80	3,103	170	3,215	37

Allowance for doubtful trade receivables		(434)	–	(1,034)	–	(583)	–

		1,913	80	2,069	170	2,632	37

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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c)	Other receivables:	2002			2001		2000

		Current		Noncurrent	Current	Noncurrent	Current	Noncurrent

Tax credits and advances and export rebates		258		71	286	159	358	20
Trade		28		–	85	–	76	–
Prepaid expenses		57		316	41	329	59	393
Concessions charges		17		143	15	161	13	175
Related parties		4,608	(1)	455	1,126	199	113	4
Loans to clients		11		91	50	223	85	227
From the renegotiation of long-term contracts		–		27	–	70	–	92
Gas imbalance		–		36	–	68	–	72
From joint ventures and other agreements		38		–	111	–	133	–
From sale of noncurrent assets		6		1	24	15	–	–
Miscellaneous		218		101	311	121	307	171

		5,241		1,241	2,049	1,345	1,144	1,154
Allowance for other doubtful accounts		(104)		–	(227)	–	(260)	–
Allowance for valuation of other receivables to their estimated realizable value		–		(96)	–	(79)	–	(11)

		5,137		1,145	1,822	1,266	884	1,143

(1)	Includes 2,696 with Repsol International Finance B.V. (Other related party under common control) due from three to twelve months, which accrues an annual interest rate from 1.9% to 2.82%.

d)	Inventories:	2002	2001	2000

Refined products for sale		304	328	454
Crude oil		216	194	209
Products in process of refining		10	13	13
Raw materials, packaging materials and others		96	63	48

		626	598	724

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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e)	Fixed assets:	2002	2001	2000

Net book value of fixed assets (Exhibit A)		19,025	19,069	21,472
Allowance for unproductive exploratory drilling		(44)	(4)	(46)
Allowance for obsolescence of materials		(26)	(26)	(28)
Allowance for fixed assets to be disposed of		(57)	(57)	(878)

		18,898	18,982	20,520

Liabilities

f)	Accounts payable:	2002		2001		2000

		Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Trade		1,352	4	1,558	33	1,549	26
Exploitation concessions		–	–	262	218	175	480
Related parties		129	–	81	–	109	–
From joint ventures and other agreements		112	–	142	–	236	–
Other		104	94	250	111	224	160

		1,697	98	2,293	362	2,293	666

g)	Loans:			2002		2001		2000

		Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations		–	–	975	2,387	198	2,141	726	2,701
Related parties(2)		2.15-3.42%	2003	375	–	1,291	–	323	–
Maxus Notes		8.42-10.83%	2003-2004	86	4	4	59	2	61
Other bank loans and other creditors		3.66%	2003-2007	93	337	901	312	239	125

				1,529	2,728	2,394	2,512	1,290	2,887

(1)	Annual interest rates as of December 31, 2002.
(2)	Includes 32 and 343 corresponding to loans granted by Repsol International Finance B.V. and Repsol Netherlands Finance B.V., respectively.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Consolidated Statements of Income Accounts

h)	Other expenses, net:	2002	2001	2000

	Tax on checking account debits and credits	(139)	(57)	—
	Reserve for pending lawsuits	(118)	(98)	(85)
	Retirement of fixed assets and obsolete materials	—	(7)	(124)
	Contributions	(10)	(33)	(65)
	LPG fine (Note 10.b to the primary financial statements)	—	—	(238)
	Amortization of goodwill of controlled and joint controlled companies	(16)	(28)	(22)
	Miscellaneous	(147)	(52)	(77)

		(430)	(275)	(611)

i)	Financial income (expense) and holding gains, net:	Income (Expense)

		2002	2001	2000

	Gains (Losses) on assets:
	Interests	257	142	176
	Exchange differences	2,034	(46)	(28)
	Holding gains (losses) on inventories	68	(87)	85
	Losses on exposure to inflation	(1,605)	—	—

		754	9	233

	(Losses) Gains on liabilities:
	Interests	(677)	(643)	(559)
	Exchange differences	(4,177)	(44)	(17)
	Gains on exposure to inflation	1,092	—	—
	Miscellaneous	126	—	—

		(3,636)	(687)	(576)

		(2,882)	(678)	(343)

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, YPF Holdings Inc. has certain potential liabilities associated with its subsidiary Maxus Energy Corporation ("Maxus") former operations. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

As of December 31, 2002, reserves for contingencies totaled 254. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main contingencies are detailed as follows:

Hudson County, New Jersey. Until 1972, Maxus' former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals"), operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy ("DEP"), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

In 1990 Occidental Petroleum Corporation ("Occidental"), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by Tierra Solutions Inc. ("TS"), a YPF Holdings Inc. subsidiary, on behalf of Occidental and TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided in the amount of US$ 20 million by YPF Holdings Inc. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 108 as of December 31, 2002. In addition, the DEP has indicated that it expects Oc cidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency ("OEPA") issued its Directors' Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study be conducted at the former Painesville plant area. TS has agreed to participate in the remedial investigation and feasibility study as required by the Director's Order. On March 8, 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of December 31, 2002, it is estimated that the remaining cost of performing the remedial investigation and feasibility study is approx imately 1 over the next year. YPF Holdings Inc. has reserved its estimated share of the cost to perform the remedial investigation and feasibility study. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals' former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency, TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the second quarter of 2003 with a future cost of approximately 10. The estimated cost of these studies has been reserved. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties' rights with respect to obligations for certain costs allegedly related to Chemicals' Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental's and denied Maxus' respective motions for partial summary judgments. Maxus believes the court erred and has appealed. YPF Holdings Inc. believes Occidental's claims are without merit and that the resolution of such claims should not have a material adverse effect on the YPF Holdings Inc. financial position or results of operations.

Paladin Resources sued YPF Indonesia Ltd., a subsidiary of YPF International S.A., and another related company, asserting a right to purchase 11% of YPF Indonesia Ltd.'s interest in Jambi Merang Production Sharing Contract or, in the alternative, to unspecified damages. In December 2002, YPF Indonesia Ltd. settled the case for a payment of 29. The settlement involved both a comprehensive release of YPF Indonesia Ltd. and a relinquishment of all claims Paladin Resources had with respect to the Jambi Merang Production Sharing Contract.

The Texas State Comptroller, assessed Midgard Energy Company ("Midgard"), a subsidiary of YPF Holdings Inc., approximately 85 in Texas state franchise taxes, plus penalties and interests (as of December 31, 2002, the estimated amount is 147), for periods from 1997 back to 1984. The basis for the assessment essentially is the Comptroller's attempt to characterize certain Midgard's debt as capital contributions. YPF Holdings Inc. believes the assessment is without substantial merit and has challenged the assessment through administrative appeals procedures.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

Details regarding consolidated business segment information as of December 31, 2002, 2001 and 2000 are as follows (for supplemental information see Note 8 to the primary financial statements):

	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation adjustments		Total

Year ended December 31, 2002
Net sales to unrelated parties	1,435	14,232		1,208	238		204	—		17,317
Net sales to related parties	251	1,941		—	90		—	—		2,282
Net intersegment sales and fees	11,239	772		364	16		256	(12,647)		—

Total net sales and revenues for services	12,925	16,945		1,572	344	(1)	460	(12,647)		19,599

Operating income (loss)	6,712	(46)		337	136		(298)	(21)		6,820
Income (Loss) on long-term investments	(5)	63		—	(494)		—	—		(436)
Depreciation, depletion and amortization	1,617	396		87	48		32	—		2,180
Acquisition of fixed assets	2,240	286		113	7		47	—		2,693
Identifiable assets	17,116	8,357		1,159	205		3,386	(672)		29,551

Year ended December 31, 2001
Net sales to unrelated parties	3,186	10,518		635	148		85	—		14,572
Net sales to related parties	2,496	537		—	72		133	—		3,238
Net intersegment sales and fees	4,952	748		388	24		—	(6,112)		—

Total net sales and revenues for services	10,634	11,803	(2)	1,023	244	(1)	218	(6,112	)(2)	17,810

Operating income (loss)	4,535	402		—	61		(297)	109		4,810
Income (Loss) on long-term investments	7	94		(114)	(240)		—	—		(253)
Depreciation, depletion and amortization	1,699	452		33	9		26	—		2,219
Acquisition of fixed assets	2,270	321		159	11		46	—		2,807
Identifiable assets	17,395	8,532		1,412	814		770	(157)		28,766

Year ended December 31, 2000
Net sales to unrelated parties	3,644	11,758		596	22		—	—		16,020
Net sales to related parties	2,305	624		—	—		—	(52)		2,877
Net intersegment sales and fees	5,932	748		454	15		—	(7,149)		—

Total net sales and revenues for services	11,881	13,130	(2)	1,050	37	(1)	—	(7,201	)(2)	18,897

Operating income (loss)	6,168	151		7	24		(301)	—		6,049
Income (Loss) on long-term investments	7	51		(17)	—		(4)	—		37
Depreciation, depletion and amortization	1,530	478		37	—		20	—		2,065
Acquisition of fixed assets	2,626	358		155	7		68	—		3,214
Identifiable assets	17,302	9,571		1,329	212		858	(378)		28,894

(1)	Natural gas sales are recorded in the Exploration and Production segment.
(2)	Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of December 31, 2001 and 2000 would have been approximately 14,073 and (8,382), and 15,810 and (9,881), respectively.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit A
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)

			2002

			Cost

Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Year

Land and buildings	2,313	5		(63)		2,255
Mineral property, wells and
related equipment	35,632	232		1,123		36,987
Refinery equipment	6,487	—		398		6,885
Transportation equipment	1,601	2		(15)		1,588
Materials and equipment in
warehouse	234	506		(431)		309
Drilling and work in progress	1,275	2,183		(2,154)		1,304
Furniture, fixtures and installations	522	1		(85)		438
Selling equipment	1,484	—		(218)		1,266
Other property	329	40		(81)		288

Total 2002	49,877	2,969	(2)(8)	(1,526	)(1)(7)	51,320

Total 2001	50,793	7,751	(2)(5)	(8,667	)(1)(7)	49,877

Total 2000	48,672	3,214	(2)(9)	(1,093	)(1)	50,793

				2002						2001		2000

	Depreciation

	Accumulated						Accumulated	Net		Net		Net
	at Beginning	Net Decreases		Depreciation			at End of	Book		Book		Book
Main Account	of Year	and Transfers		Rate	Increases		Year	Value		Value		Value

Land and buildings	829	(11)		2%	54		872	1,383		1,484		1,434
Mineral property, wells and related equipment
	23,239	(289)		(4)	1,642		24,592	12,395	(3)	12,393	(3)	13,855	(3)
Refinery equipment	4,170	—		4-5%	228		4,398	2,487		2,317		2,478
Transportation equipment	1,072	(20)		1-5%	32		1,084	504		529		816
Materials and equipment in warehouse	—	—		—	—		—	309		234		284
Drilling and work in progress	—	—		—	—		—	1,304		1,275		1,434
Furniture, fixtures and installations	420	(102)		10%	37		355	83		102		299
Selling equipment	859	(192)		10%	100		767	499		625		681
Other property	219	(21)		10%	29		227	61		110		191

Total 2002	30,808	(635	)(1)(7)		2,122	(8)	32,295	19,025

Total 2001	29,321	(3,346	)(1)(7)		4,833	(6)	30,808			19,069

Total 2000	27,876	(589	)(1)		2,034		29,321					21,472

(1)	Includes 32, 1,218 and 183 of net book value charged to fixed assets allowances for the years ended December 31, 2002, 2001 and 2000, respectively.
(2)	Includes 40, 35 and 52 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the years ended December 31, 2002, 2001 and 2000, respectively.
(3)	Includes 1,640, 1,763 and 1,030 of mineral property as of December 31, 2002, 2001 and 2000, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes 4,944 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of its merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,642 of fixed assets' accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.
(7)	Includes 655 and 4,076 corresponding to net decreases for the years ended December 31, 2002 and 2001, related to the transactions mentioned in Note 12 to the primary financial statements.
(8)	Includes 276 and 74 of book value and accumulated depreciation, respectively, corresponding to the exchange difference, net of inflation, originated in the translation of the amounts at beginning of the year, related to investments in foreign companies.
(9)	Includes 655 corresponding to the extension of the concession for the explotation of Loma La Lata – Sierra Barrosa area (Note 10. b to the primary financial statements).

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
INVESTMENTS IN SHARES AND HOLDINGS IN INVESTEES AND OTHER COMPANIES
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)

	2002																	2001	2000

										Information on the Issuer

	Description of the Securities											Last Financial Statements Issued

Name and Issuer	Class	Face Value			Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity	Holding in Capital Stock		Book Value	Book Value

Investees:
Compañía Mega S.A.	Common		$1		77,292,000	147	(9)	168		Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777, P. 7°, Buenos Aires, Argentina	09/30/02	203	(158)	311	38.00%		175	168
Petroken Petroquímica Ensenada S.A.	Common		$1		40,602,826	119	(9)	102		Petrochemicals	Sarmiento 1230, P. 6°, Buenos Aires, Argentina	09/30/02	81	(47)	204	50.00%		120	129
Profertil S.A.	Common		$1		1,000,000	153	(9)	388		Production and marketing of fertilizers	Alicia Moreau de Justo 140, P. 1°, Buenos Aires, Argenti na	09/30/02	2	(432)	286	50.00%		354	347
Refinería del Norte S.A.	Common		$1		45,803,655	155	(9)	122		Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/02	92	(28)	222	50.00%		140	85
Oleoductos del Valle S.A.	Common		$10		4,072,749	111	(1)	47		Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/02	110	36	384	37.00%		94	61
PBBPolisur S.A.	Common		$1		12,838,664	30		234		Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	09/30/02	46	(236)	111	28.00%		105	164
Global Companies LLC	—	—	—		—	59		15		Supply, storage, marketing and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street, Waltham, Massachusetts, USA	—	—	—	—	51.00%	(6)	52	41
Terminales Marítimas Patagónicas S.A.	Common		$10		476,034	44	(1)	7		Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/02	14	46	139	33.15%		24	22
Oiltanking Ebytem S.A.	Common		$10		351,167	9	(1)	9		Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina	09/30/02	12	8	51	30.00%		4	7
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1		12,298,800	28		26		Gas transportation by pipeline	San Martín 323, P. 19°, Buenos Aires, Argentina	09/30/02	124	(3)	281	10.00%	(8)	28	26
Central Dock Sud S.A.	Common		$0.01		86,799,282	16	(3)	29		Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/02	9	(283)	226	9.98%	(5)	7	—
Gas Argentino S.A.	Common		$1		104,438,182	22	(3)	336		Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/02	230	(489)	248	45.33%		334	—
Inversora Dock Sud S.A.	Common		$1		40,291,975	138		189		Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/02	94	(213)	246	42.86%		238	—
Pluspetrol Energy S.A.	Common		$1		30,006,540	153		120		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/02	67	(194)	346	45.00%		240	—
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1		8,099,280	22		4		Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/02	45	54	142	18.00%	(8)	26	—
Empresa Petrolera Andina S.A.	—	—	—		—	—		—		—	—	—	—	—	—	—		1,142	—
Andina Corporation	—	—	—		—	—		—		—	—	—	—	—	—	—			240
Empresas Lipigas S.A.	—	—	—		—	—		—		—	—	—	—	—	—	—		83	87
Others (7)	—	—	—		—	—	(2)	—	(2)	—	—	—	—	—	—	—		57	131
Other companies:
Petróleos Transandinos YPF S.A.	Common	—	—	(4)	1,179	1		—	(2)	Exploration and production of hydrocarbons; refining and marketing of its derivatives	Gertrudis Echenique 30, P. 12°, Comuna Las Condes, Santiago de Chile, Chile	12/31/01	167	18	204	1.05%		—	—
Mercobank S.A.	Common		$1		1,800,264	13		13		Investment and finance	Bartolomé Mitre 343, Buenos Aires, Argentina	06/30/00	46	(15)	14	3.91%		13	13

						1,220		1,809										3,236	1,521

For supplemental information on main changes on companies comprising the YPF Group, see Note 12 to the primary financial statements.

(1)	Holding in shareholders' equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	These shares have no face value.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	Holding in capital stock through YPF Holdings Inc.
(7)	Includes Komi Nenets Energy Company Ltd., Montello Group LLC, Chelsea Sandwich LLC, Gasoducto del Pacífico (Chile) S.A., Gasoducto del Pacífico (Cayman) Ltd., Gasoducto Oriental S.A., A&C Pipeline Holding Company, Oleoducto Trasandino (Chile) S.A., Bitech Petroleum Corporation, Refinaria de Petróleos de Manguinhos and Transportadora Sulbrasileira de Gás S.A.
(8)	Interest in preferred stock.
(9)	Holding in shareholders' equity according to the last available financial statements, plus the results of significant and subsequent operations considering management information.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit H
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1 to the primary financial statements)

			2002				2001		2000

	Production	Administrative	Selling	Exploration
	Costs	Expenses	Expenses	Expenses	Total		Total		Total

Salaries and social security taxes	332	91	101	25	549		927		860
Fees and compensation for services	33	100	30	11	174		262		223
Other personnel expenses	71	29	21	18	139		192		153
Taxes, charges and contributions	90	10	39	—	139		203		107
Royalties and easements	1,591	—	—	—	1,591		1,080		1,183
Insurance	51	3	9	—	63		35		35
Rental of real estate and equipment	110	6	50	6	172		235		231
Survey expenses	—	—	—	55	55		17		37
Depreciation of fixed assets	1,982	36	146	—	2,164	(1)	2,296	(1)	2,049	(1)
Industrial inputs, consumable materials
and supplies	515	13	25	2	555		476		465
Construction and other service contracts	475	28	45	7	555		576		591
Preservation, repair and maintenance	581	26	32	3	642		873		676
Contracts for the exploitation of
productive areas	151	—	—	—	151		109		131
Unproductive exploratory drillings	—	—	—	98	98		107		159
Transportation, products and charges	463	—	420	—	883		766		674
Allowance for doubtful trade receivables	—	—	39	—	39		493		185
Publicity and advertising expenses	—	24	36	—	60		142		135
Fuel, gas, energy and miscellaneous	398	66	57	15	536		648		511

Total 2002	6,843	432	1,050	240	8,565

Total 2001	7,059	476	1,682	220			9,437

Total 2000	6,435	397	1,259	314					8,405

(1)	Includes 116 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the year ended December 31, 2002, 105 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the year ended December 31,2001, and 15 corresponding to the proportional consolidation of the income statements of Petroken, Manghinhos and Global for the year ended December 31, 2000 respectively.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

	2002	2001	2000

Current Assets
Cash	214	52	57
Investments (Note 3.a)	371	13	33
Trade receivables (Note 3.b)	1,893	1,899	2,368
Other receivables (Note 3.c)	3,508	969	925
Inventories (Note 3.d)	589	548	669

Total current assets	6,575	3,481	4,052

Noncurrent Assets
Trade receivables (Note 3.b)	80	170	36
Other receivables (Note 3.c)	999	1,373	1,148
Investments (Note 3.a)	2,232	4,589	6,042
Fixed assets (Note 3.e)	18,572	18,166	16,110
Intangible assets (Exhibit B)	—	50	91

Total noncurrent assets	21,883	24,348	23,427

Total assets	28,458	27,829	27,479

Current Liabilities
Accounts payable (Note 3.f)	1,615	2,130	1,792
Loans (Note 3.g)	1,065	2,162	1,264
Salaries and social security	58	107	122
Taxes payable	503	241	1,443
Advances from crude oil purchasers (Note 10.b)	398	329	194
Dividends payable	—	—	170
Reserves (Exhibit E)	72	247	247

Total current liabilities	3,711	5,216	5,232

Noncurrent Liabilities
Accounts payable (Note 3.f)	98	316	537
Loans (Note 3.g)	2,724	2,453	2,817
Taxes payable	38	—	—
Advances from crude oil purchasers (Note 10.b)	1,317	1,111	602
Reserves (Exhibit E)	287	225	196

Total noncurrent liabilities	4,464	4,105	4,152

Total liabilities	8,175	9,321	9,384
Shareholders' Equity (per corresponding statements)	20,283	18,508	18,095

Total liabilities and shareholders' equity	28,458	27,829	27,479

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except for per share amounts in Argentine pesos as of December 31, 2002 – Note 1)

	2002	2001	2000

Net sales (Note 8)	15,314	12,990	13,570
Cost of sales (Exhibit F)	(7,487)	(6,806)	(6,601)

Gross profit	7,827	6,184	6,969

Administrative expenses (Exhibit H)	(324)	(316)	(301)
Selling expenses (Exhibit H)	(917)	(1,464)	(1,119)
Exploration expenses (Exhibit H)	(143)	(164)	(157)

Operating income	6,443	4,240	5,392

(Loss) Income on long-term investments	(735)	(746)	26
Other expenses, net (Note 3.h)	(326)	(220)	(583)
Financial income (expense) and holding gains (losses), net:
Gains (Losses) on assets (Note 3.i)	805	(22)	166
Losses on liabilities (Note 3.i)	(3,041)	(548)	(513)
Income from sale of long-term investments (Note 12)	573	465	—

Net income before income tax	3,719	3,169	4,488
Income tax (Note 2.f)	(375)	(1,381)	(1,807)

Net income	3,344	1,788	2,681

Earnings per share (Note 1)	8.50	4.55	7.59

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
 (amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1, except for per share amount in pesos)

		Shareholders' Contributions
								Reserve for Future Dividends
		Subscribed Capital	Adjustment to Contribu-tions	Issuance Premiums	Irrevocable Contribu-tions	Total	Legal Reserve		Unappro-priated Retained Earnings	Total Share-holders' Equity

Balance as of
December 31, 1999		3,530	6,707	—	—	10,237	543	—	5,313	16,093

As decided by the Ordinary and Extraordinary Shareholders' meeting of April 27, 2000:
—	Appropriation to Legal Reserve	—	—	—	—	—	52	—	(52)	—
—	Cash dividends (Ps. 0.88 per share)	—	—	—	—	—	—	—	(679)	(679)
Net income		—	—	—	—	—	—	—	2,681	2,681

Balance as of
December 31, 2000		3,530	6,707	—	—	10,237	595	—	7,263	18,095

Merger with Astra C.A.P.S.A. and Repsol Argentina S.A. as of January 1, 2001		403	476	635	28	1,542	74	7	436	2,059
As decided by the Ordinary and Extraordinary Shareholders' meeting of April 18, 2001:

—	Appropriation to Legal Reserve	—	—	—	—	—	133	—	(133)	—
—	Cash dividends
	(Ps. 2 per share)	—	—	—	—	—	—	—	(1,717)	(1,717)
As decided by the Board of Directors' meeting of November 29, 2001:
	Prepaid cash dividends
	(Ps. 2 per share)	—	—	—	—	—	—	—	(1,717)	(1,717)
Net income		—	—	—	—	—	—	—	1,788	1,788

Balance as of
December 31, 2001		3,933	7,183	635	28	11,779	802	7	5,920	18,508

As decided by the Ordinary and Extraordinary Shareholders' meeting of April 10, 2002:
—	Appropriation to Legal Reserve	—	—	—	—	—	56	—	(56)	—
—	Appropriation to Reserve for
	future Dividends	—	—	—	—	—	—	1,694	(1,694)	—
As decided by the Board of Directors' meeting of November 7, 2002:										—
	Dividends – Reversal of the
	Reserve for future dividends
	(Ps. 4 per share) (Note 11)	—	—	—	—	—	—	(1,569)	—	(1,569)
Net income		—	—	—	—	—	—	—	3,344	3,344

Balance as of
December 31, 2002		3,933	7,183	635	28	11,779	858	132	7,514	20,283

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

	2002		2001	2000

Cash Flows from Operating Activities
Net income	3,344		1,788	2,681
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (Income) on long-term investments	735		746	(26)
Dividends from long-term investments	15		61	48
Depreciation of fixed assets	1,999		1,918	1,652
Income from sale of long-term investments	(573)		(465)	—
Consumption of materials and fixed assets retired, net of allowances	185		20	255
Increase in allowances for fixed assets	72		87	131
Net (decrease) increase in reserves	(113)		13	260
Changes in assets and liabilities:
Trade receivables	28		434	(367)
Other receivables	(577)		(44)	(506)
Inventories	(41)		148	(127)
Accounts payable	(665)		(48)	456
Salaries and social security	(49)		(24)	11
Taxes payable	300		(1,307)	762
Advances from crude oil purchasers	275		644	(194)
Exchange differences, interest and other	1,113		9	(29)

Net cash flows provided by operating activities	6,048		3,980	5,007

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,662)		(2,407)	(1,946)
Net capital (contributions) retirements	(13)		1,222	57
Proceeds from sale of long-term investments	910		2,333	—
Investments (non cash and equivalents)	29		(44)	26

Net cash flows (used in) provided by investing activities	(1,736)		1,104	(1,863)

Cash Flows from Financing Activities
Proceeds from loans	58		4,501	882
Payment of loans	(3,820)		(6,021)	(3,406)
Dividends paid	(37	)(1)	(3,604)	(679)

Net cash flows used in financing activities	(3,799)		(5,124)	(3,203)

Increase (Decrease) in Cash and Equivalents	513		(40)	(59)
Cash and equivalents at the beginning of years	56		81	140
Cash and equivalents from the merger with Astra C.A.P.S.A. and
Repsol Argentina S.A.	—		15	—

Cash and equivalents at the end of years	569		56	81

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Corresponds to the amount not offset of distributed dividends (Note 11).

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except where otherwise indicated – Note 1)

1.	CHANGES IN ARGENTINE ECONOMIC RULES AND SIGNIFICANT ACCOUNTING POLICIES

Changes in Argentine economic rules

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The summary of the main outstanding measures adopted is disclosed in Note 13.

Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

The financial statements of YPF as of December 31, 2001, include the effect of the merger with Astra C.A.P.S.A. ("Astra") and Repsol Argentina S.A. as of January 1, 2001, as mentioned in the accompanying Notes and Exhibits.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Pursuant to General Resolution No. 272 of the CNV and based on the prevailing economic stability conditions, the Company discontinued the application of the restatement method as from September 1, 1995, while retaining all restatements recorded until such date. This criterion has been accepted by Argentine GAAP until December 31, 2001. Considering the existence of a new inflationary context (the increase in the wholesale price index, applicable for restating financial statements, was 118% in the year ended December 31, 2002) and the conditions created by the new scenario established by the Public Emergency and Exchange System Reform Law, which are further described in Note 13, on March 6, 2002, the Buenos Aires City Professional Council in Economic Sciences (the "C.P.C.E.C.A.B.A.") approved Resolution M.D. No. 3/2002, that provides, among other aspects, the application of the restatement in constant Argentine pesos in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting measurements restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the adjustments, such as those arisen in the stability period, be considered as stated in constant Argentine pesos as of December 2001.

For the year ended December 31, 2002, the Company has applied the Resolution M.D. No. 3/2002 of the C.P.C.E.C.A.B.A., as far as the restatement in constant Argentine pesos is concerned, which was ratified by General Resolution No. 415 of the CNV, dated July 25, 2002. The financial statements for the years ended December 31, 2001 and 2000, which are presented for comparative purposes, were restated to constant Argentine pesos as of December 31, 2002 to reflect the effect of changes in the purchasing power of money for the year then ended.

Financial instruments with off-balance sheet risk and concentrations of credit risk

Although YPF does not use derivative financial instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts, which are described below.

As of December 31, 2002, the Company hedged the crude oil price of future deliveries through price swap agreements originally covering approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels to be delivered during the term of seven, ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices. As of December 31, 2002, approximately 37 million of barrels of crude oil are hedged under these agreements.

Gains and losses on hedging activities over crude oil sales are deferred until the related transaction is recognized and are accounted for as a component of net sales in the Statement of Income.

Since counterparties to the Company's derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal. Additionally, the Company's trade receivables are dispersed among a broad customer base; therefore, concentrations of credit risk are limited.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Recognition of revenue

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title passes to the customer.

Joint ventures and other agreements

The Company's interests in oil and gas related joint ventures and other agreements involved in exploration and in oil and gas extraction have been consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, income, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF's producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2002 and 2001 and 353,000,000 shares outstanding during the year ended as of December 31, 2000 (Note 4).

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable.

–	Amounts in foreign currencies have been valued at the relevant exchange rates in effect as of each year-end, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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b)	Inventories:

–	Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each year.

–	Raw materials and packaging materials have been valued at weighted average price, which does not significantly differ from its replacement cost as of the end of each year.

c)	Noncurrent investments:

These include the Company's investments in controlled companies and investees as defined by Argentine Corporation Law (Article 33 of Law No. 19,550) and investments in other companies where less than 10% interest is held. These investments are detailed in Exhibit C and have been valued using the equity method. The equity of foreign investments has been converted into Argentine pesos at the exchange rate prevailing at the end of each year and the corresponding exchange differences have been credited (charged) to current income.

If necessary, adjustments have been made to conform the accounting principles used by controlled companies and investees to those of the Company.

Holding in preferred shares has been valued as defined in the respective bylaws.

The investments in controlled companies and investees have been calculated based upon the last available financial statements of these companies at the end of each year, taking into account significant subsequent events and transactions as well as available management information (Exhibit C).

For the years ended December 31, 2002, 2001 and 2000, the Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, the dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Oil and gas producing activities

–	The Company follows the "successful effort" method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

Other fixed assets

–	The Company's other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and repairs to the fixed assets have been charged to expense as incurred.

Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated realizable value.

The carrying value of the fixed assets, taken as a whole, does not exceed their estimated realizable value.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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e)	Intangible assets:

Goodwill represented the excess of the acquisition cost of certain noncurrent investments over book value, which had been similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill was provided over its estimated useful life, using the straight-line method. As of December 31, 2002, goodwill is fully amortized (Exhibit B).

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax expense applying the current 35% income tax rate to the tax income for the year, without considering the effect of the temporary differences between the financial and tax basis.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets at the end of each year and therefore the Company's tax liability will coincide with the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The estimated income tax for the years ended December 31, 2002, 2001 and 2000, was charged to "Income tax" account in the statements of income, since the annual income tax was higher than the tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes effectively produced. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform established the implementation of a withholding system for hydrocarbon exports for five years. The applicable current rates to that withholding system amounts to 5% for certain refined products, liquefied petroleum gas and natural gasoline and 20% for crude oil. Such withholdings are accounted for as a reduction to sales amount.

g)	Allowances and reserves:

Allowances

Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Reserves for losses

Amounts have been provided for various contingencies involving the Company. The estimated probable amounts recorded take into consideration the probability of occurrence, based on Management's expectations and consultation with legal counsel.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation.

i)	Shareholders' equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for the "Subscribed Capital" account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the "Adjustment to Contributions" account.

j)	Statements of income accounts:

The amounts included in the income statement have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions were restated by means of the application of the conversion factor of the month of the accrual to the original amounts, as detailed in Note 1.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in Note 1.

–	Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.

–	Holding gains (loss) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account "Holding gains (losses) on inventories".

–	The income (loss) on long-term investments in controlled companies and investees has been calculated on the basis of the income of those companies restated at the closing date of the year and was included in the account "(Loss) Income on long-term investments".

–	Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account "Gains (losses) on exposure to inflation".

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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k)	New professional accounting standards:

From January 1, 2003, the Company will apply the new accounting principles in Argentina (Technical Resolutions No. 16 to 20 of the F.A.C.P.C.E.), which will introduce significant changes to the current standards in relation to valuation and disclosure criteria.

Main changes introduced by new accounting principles are as follows: i) restrictions on the capitalization of certain deferred charges, ii) mandatory application of the deferred income tax method as well as the valuation of deferred assets and liabilities on a discounted basis, iii) changes in frequency and methodology for the test of impairment of fixed assets, iv) valuation of derivative financial instruments at fair value, v) valuation at discounted values for certain receivables and liabilities, and vi) changes in the valuation of equity in foreign investments. The application of certain accounting standards mentioned above will imply a restatement of the initial shareholders' equity as of January 1, 2003, and the restatement for comparative purposes of previous years balances.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets

a)	Investments:	2002			2001		2000

		Current		Noncurrent	Current		Noncurrent	Current		Noncurrent

Short-term investments and Government securities		371	(1)	8	13	(1)	44	33	(1)	–
Long-term investments (Exhibit C)		–		2,413	–		4,853	–		6,055
Allowance for reduction in value of holdings in long-term investments (Exhibit E)		–		(189)	–		(308)	–		(13)

		371		2,232	13		4,589	33		6,042

(1)	Includes 355, 4 and 24 as of December 31, 2002, 2001 and 2000, respectively, with an original maturity of less than three months.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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b)	Trade receivables:	2002			2001		2000

		Current		Noncurrent	Current	Noncurrent	Current	Noncurrent

	Accounts receivable	1,752		80	2,383	170	2,488	36
	Related parties (Note 7)	571		–	515	–	436	–
	Notes receivable	–		–	20	–	–	–

		2,323	(1)	80	2,918	170	2,924	36
	Allowance for doubtful trade receivables (Exhibit E)	(430)		–	(1,019)	–	(556)	–

		1,893		80	1,899	170	2,368	36

(1)	Includes 292 in litigation, 201 one to three months past due, 457 in excess of three months past due, 1,335 due within three months and 38 due after three months.

c)	Other receivables:	2002				2001	2000

		Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

	Tax credits and advances and export rebates	254		69		244	153	290	–
	Trade	26		–		79	–	76	–
	Prepaid expenses	56		199		33	249	31	319
	Concessions charges	17		143		15	161	13	175
	Related parties (Note 7)	3,058		455		454	410	419	209
	Loans to clients	11		91		48	223	76	227
	From the renegotiation of long-term contracts	–		27		–	70	–	92
	Gas imbalance	–		36		–	68	–	72
	From joint ventures and other agreements	38		–		96	–	70	–
	From sale of noncurrent assets	6		1		24	15	–	–
	Miscellaneous	146		74		203	103	192	65

		3,612	(1)	1,095	(2)	1,196	1,452	1,167	1,159
	Allowance for other doubtful accounts (Exhibit E)	(104)		–		(227)	–	(242)	–
	Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	–		(96)		–	(79)	–	(11)

		3,508		999		969	1,373	925	1,148

(1)	Includes 261 one to three months past due, 138 in excess of three months past due and 3,213 due as follows: 667 from one to three months, 35 from three to six months, 959 from six to nine months and 1,552 from nine to twelve months.
(2)	Includes 281 due from one to two years, 83 due from two to three years and 731 due after three years.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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d)	Inventories:	2002	2001	2000

	Refined products for sale	304	308	419
	Crude oil	216	190	209
	Products in process of refining	10	13	13
	Raw materials and packaging materials	59	37	28

		589	548	669

e)	Fixed assets:	2002	2001	2000

	Net book value of fixed assets (Exhibit A)	18,699	18,253	16,241
	Allowance for unproductive exploratory drilling (Exhibit E)	(44)	(4)	(46)
	Allowance for obsolescence of materials (Exhibit E)	(26)	(26)	(28)
	Allowance for fixed assets to be disposed of (Exhibit E)	(57)	(57)	(57)

		18,572	18,166	16,110

Liabilities

f)	Accounts payable:	2002				2001		2000

		Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

	Trade	1,228		4		1,469	33	1,314	26
	Exploitation concessions (Note 10.b)	–		–		262	218	175	480
	Related parties (Note 7)	207		–		225	–	133	–
	From joint ventures and other agreements	112		–		142	–	161	–
	Other	68		94		32	65	9	31

		1,615	(1)	98	(2)	2,130	316	1,792	537

(1)	Includes 1,561 due within three months, 16 due from three to six months and 38 due after six months.
(2)	Includes 49 due from one to two years and 49 due after two years.

g)	Loans:			2002		2001		2000

		Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations	–	–	975	2,387	198	2,141	726	2,701
	Related parties (Note 7)	–	–	–	–	1,063	–	325	–
	Other bank loans and other creditors	3.66%	2003-2007	90	337	901	312	213	116

				1,065	2,724	2,162	2,453	1,264	2,817

(1)	Annual interest rates as of December 31, 2002.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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The maturities of the Company's current and noncurrent loans, as of December 31, 2002, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	Total

Current loans	1,019	4	42	1,065

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	1,104	84	84	795	657	2,724

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance		Interest rates(1)	Principal maturity	Book Value

(in millions)					2002		2001		2000

	Year	Principal Value			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

– –	1994	US$ 350	8.00%	2004	31	1,019	20	661	24	764
US$ 500	1995	US$ 400	–	–	–	–	26	–	155	26
US$ 500	1997	US$ 100	–	–	–	–	26	–	44	26
US$ 700	1995	US$ 400	–	–	–	–	89	–	146	89
US$ 700	1996	It.L. 300,000	–	–	–	–	–	–	314	–
US$ 1,000	1997	US$ 300	7.75%	2007	20	711	13	460	15	589
US$ 1,000	1998	US$ 350	7.25%	2003	906	–	13	594	15	679
US$ 1,000	1998	US$ 100	10.00%	2028	4	219	2	142	2	190
US$ 1,000	1999	US$ 225	9.13%	2009	14	438	9	284	11	338

					975	2,387	198	2,141	726	2,701

(1)	Annual interest rates as of December 31, 2002.

In connection with the issuances of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturities and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF's total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Statements of Income Accounts

h)	Other expenses, net:	2002	2001	2000

	Tax on checking account debits and credits	(139)	(57)	—
	Reserve for pending lawsuits	(114)	(98)	(85)
	Retirement of fixed assets and obsolete materials	—	(7)	(124)
	Contributions	(10)	(33)	(65)
	LPG fine (Note 10.b)	—	—	(238)
	Miscellaneous	(63)	(25)	(71)

		(326)	(220)	(583)

i)	Financial income (expense) and holding gains (losses), net:	Income (Expense)

		2002	2001	2000

	Gains (Losses) on assets:
	Interests	225	130	120
	Exchange differences (1)	1,952	(65)	(39)
	Holding gains (losses) on inventories (Exhibit F)	18	(87)	85
	Losses on exposure to inflation	(1,390)	—	—

		805	(22)	166

	(Losses) Gains on liabilities:
	Interests	(548)	(548)	(513)
	Exchange differences	(3,766)	—	—
	Gains on exposure to inflation	1,147	—	—
	Miscellaneous	126	—	—

		(3,041)	(548)	(513)

		(2,236)	(570)	(347)

(1)	Includes 1,743, (59) and (33) corresponding to the translation effect on foreign investments for the years ended December 31, 2002, 2001 and 2000, respectively.

4.	CAPITAL STOCK

The Company's subscribed capital, as of December 31, 2002, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid—in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its subscribed capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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As of December 31, 2002, Repsol YPF, S.A. ("Repsol YPF") controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF's legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2002, the Argentine Government holds 1,000 Class A shares. So long as any Class A shares remain outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company's shares in an agreed or hostile bid, 3) transfers of all the Company's production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2002, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$77 million. Subsequent to December 31, 2002, those agreements were renewed for an additional year, in an amount of US$47 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in an amount of approximately US$76 million, US$85 million and US$21 million, respectively. As of December 31, 2002, Pluspetrol Energy S.A. has started negotiations with local and international financial institutions in order to reach an agreement on the reschedule of its debt.

The Company has agreed to maintain its interest in Petroken and not to dispose such interest without the prior consent of the lenders. In addition, YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests upon April 1, 2004 and December 31, 2010, respectively. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

In connection with the loans taken for the acquisition of the common stock of Maxus (indirect controlled company through YPF Holdings Inc.), the Company has guaranteed the repayment of such debt, that amounted to US$ 27 million as of December 31, 2002.

Additionally, pursuant to the sale of certain subsidiaries during the year ended December 31, 2001, the Company guaranteed the effect of the devaluation of the Argentine peso in relation to the U.S. dollar on a working capital of US$80 million for a twelve—month period beginning on December 2001. The effect of the guarantee was approximately 173 and was charged to the statement of income.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2002, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and location	Ownership interest	Operator	Last financial statements issued	Duration through	Activity

Puesto Hernández Neuquén and Mendoza	61.55%	Pecom Energía S.A.	09/30/02	2016	Production
El Tordillo Chubut	12.20%	Tecpetrol S.A.	09/30/02	2016	Production
Magallanes "A" Santa Cruz	50.00%	Sipetrol S.A.	12/31/01	2016	Production
Tierra del Fuego Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	09/30/02	2017	Production
Palmar Largo Formosa	30.00%	Pluspetrol S.A.	09/30/02	2017	Production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	11/30/02	2017	Exploration and production
Aguada Pichana Neuquén	27.28%	Total Austral S.A.	09/30/02	2017	Production
San Roque Neuquén	34.11%	Total Austral S.A.	09/30/02	2017	Exploration and production
Acambuco Salta	22.50%	Pan American Energy LLC	09/30/02	2016	Exploration and production
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	09/30/02	2017	Exploration
Llancanelo Mendoza	51.00%	YPF S.A.	12/31/01	2018	Exploration and production
Ramos (1) Salta	15.00%	Pluspetrol Energy S.A.	12/31/01	2026	Production
Filo Morado Neuquén	50.00%	YPF S.A.	—	2006	Generation of power electricity
Corralera Neuquén	40.00%	Chevron San Jorge S.R.L.	—	2005	Exploration
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.	—	2017	Production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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As of December 31, 2002, the Company had been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2002	2001	2000

Current assets	109	124	181
Noncurrent assets	1,609	1,471	1,394

Total assets	1,718	1,595	1,575

Current liabilities	190	133	253
Noncurrent liabilities	8	2	—

Total liabilities	198	135	253

Production costs	658	530	580

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements of these companies at the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2002, 2001 and 2000, from transactions with controlled companies, investees, the parent company and other related parties under common control are as follows:

	2002			2001			2000

	Trade receivables	Other receivables		Trade receivables	Other receivables		Trade receivables	Other receivables

	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	6	2	—	26	—	—	—	2	—
A - Evangelista S.A.	—	1	—	9	7	—	—	—	—

	6	3	—	35	7	—	—	2	—

Investees:
Petroken	26	—	—	13	2	—	11	2	—
Profertil S.A.	8	108	—	—	26	52	2	—	—
Mega	226	1	30	135	—	—	9	—	—
Refinor	88	2	—	22	4	—	22	—	—
Others	31	45	—	24	18	17	26	2	4

	379	156	30	194	50	69	70	4	4

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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	2002			2001			2000

	Trade receivables	Other receivables		Trade receivables	Other receivables		Trade receivables	Other receivables

	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent

Parent Company and Other Related Parties under common control:
Repsol YPF	—	1,384	—	—	7	—	—	—	—
Repsol YPF Transporte y Trading S.A.	145	—	—	244	—	—	231	—	—
Repsol YPF Gas S.A.	10	30	63	24	35	129	37	122	—
Repsol YPF Gas Chile Ltda.	—	—	362	—	48	212	—	192	205
Repsol YPF Brasil S.A.	18	311	—	11	207	—	50	13	—
Repsol International Finance B.V.	—	1,163	—	—	—	—	—	—	—
Andina	—	1	—	—	100	—	—	—	—
Others	13	10	—	7	—	—	48	86	—

	186	2,899	425	286	397	341	366	413	205

	571	3,058	455	515	454	410	436	419	209

	2002	2001		2000

	Accounts Payable	Accounts Payable	Loans	Accounts Payable	Loans

	Current	Current	Current	Current	Current

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	6	20	—	17	2
A - Evangelista S.A.	28	26	—	—	—
Others	44	96	—	—	—

	78	142	—	17	2

Investees:
Oleoductos del Valle S.A.	13	24	—	20	—
Others	79	50	—	38	—

	92	74	—	58	—

Parent Company and Other Related Parties under common control:
Repsol YPF	26	7	—	—	323
Repsol Netherlands Finance B.V.	—	—	1,063	—	—
Others	11	2	—	58	—

	37	9	1,063	58	323

	207	225	1,063	133	325

The Company purchases, sales and finances transactions with its controlled companies and investees, parent company and other related parties under common control. The prices of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in controlled companies and investees to other related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2002, 2001 and 2000, include the following:

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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	2002				2001					2000

	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Advances from crude oil purchases	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	8	84	—	—	15	—	124	—	—	15	122	—	(2)
A - Evangelista S.A.	—	256	2	1	—	—	122	—	—	—	—	—	—
Others	—	—	—	—	—	—	11	—	13	—	—	2	—

	8	340	2	1	15	—	257	—	13	15	122	2	(2)

Investees:
Refinor	210	85	—	—	203	—	164	—	—	242	209	—	—
Petroken	122	1	—	—	105	—	2	—	—	105	—	—	—
Profertil S.A.	64	29	20	8	37	—	22	(79)	2	13	—	—	—
Mega	292	—	(34)	1	312	—	22	—	—	9	—	—	—
Oleoductos del Valle S.A.	1	67	—	—	—	—	96	—	—	2	96	—	—
Oleoducto Trasandino (Argentina) S.A.	—	75	—	—	—	—	55	—	—	—	65	—	—
Others	189	101	—	—	222	—	131	—	2	125	65	—	—

	878	358	(14)	9	879	—	492	(79)	4	496	435	—	—

Parent Company and Other Related Parties under common control:
Repsol YPF	1	19	(82)	34	4	836	—	(323)	—	—	—	(484)	(74)
Repsol YPF Transporte y Trading S.A.	1,402	374	—	—	2,226	—	87	—	—	2,193	—	—	—
Repsol YPF Brasil S.A.	55	—	25	20	41	—	—	(194)	7	33	—	(13)	—
Repsol YPF Gas S.A.	115	—	28	6	135	—	—	(41)	13	142	2	(122)	2
Repsol International Finance B.V.	—	—	(1,203)	5	—	—	—	—	(92)	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	(1,885)	(75)	—	—	—	1,063	(137)	—	—	—	—
Others	48	11	205	25	381	—	94	37	18	277	236	(364)	4

	1,621	404	(2,912)	15	2,787	836	181	542	(191)	2,645	238	(983)	(68)

	2,507	1,102	(2,924)	25	3,681	836	930	463	(174)	3,156	795	(981)	(70)

8.	BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of crude oil and natural gas arising from service contracts and concession obligations ("Exploration and Production"), the refining and marketing of crude oil and petroleum derivatives ("Refining and Marketing"), the petrochemical operations ("Chemical"), the marketing of natural gas and electric power generation ("Natural Gas and Electricity") and the other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and the operations of TS (Note 10.b) ("Corporate and Other").

Operating income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation adjustments		Total

Year ended December 31, 2002
Net sales to unrelated parties	1,167	10,882		727	31		—	—		12,807
Net sales to related parties	392	2,115		—	—		—	—		2,507
Net intersegment sales and fees	11,084	688		364	16		—	(12,152)		—

Total net sales and revenues for services	12,643	13,685		1,091	47	(1)	—	(12,152)		15,314

Operating income (loss)	6,719	(134)		182	19		(324)	(19)		6,443
Income (Loss) on long-term investments	61	52		(208)	(584)		(56)	—		(735)
Depreciation, depletion and amortization of fixed assets	1,571	351		38	12		27	—		1,999
Acquisition of fixed assets	2,217	285		113	7		40	—		2,662
Identifiable assets	16,393	8,336		1,159	249		2,993	(672)		28,458

Year ended December 31, 2001
Net sales to unrelated parties	1,785	7,094		380	50		—	—		9,309
Net sales to related parties	2,625	1,056		—	—		—	—		3,681
Net intersegment sales and fees	4,791	561		378	15		—	(5,745)		—

Total net sales and revenues for services	9,201	8,711	(2)	758	65	(1)	—	(5,745	)(2)	12,990

Operating income (loss)	4,122	301		(9	31		(316)	111		4,240
Income (Loss) on long-term investments	(432)	67		(109)	(240)		(32)	—		(746)
Depreciation, depletion and amortization of fixed assets	1,490	362		31	9		26	—		1,918
Acquisition of fixed assets	1,947	244		159	11		46	—		2,407
Identifiable assets	16,299	8,726		1,412	910		633	(151)		27,829

Year ended December 31, 2000
Net sales to unrelated parties	2,233	7,701		458	22		—	—		10,414
Net sales to related parties	2,305	851		—	—		—	—		3,156
Net intersegment sales and fees	5,875	748		454	15		—	(7,092)		—

Total net sales and revenues for services	10,413	9,300	(2)	912	37	(1)	—	(7,092	)(2)	13,570

Operating income (loss)	5,671	7		(9)	24		(301)	—		5,392
Income (Loss) on long-term investments	(4)	71		(13)	—		(28)	—		26
Depreciation, depletion and amortization of fixed assets	1,240	364		28	—		20	—		1,652
Acquisition of fixed assets	2,086	321		155	6		68	—		2,636
Identifiable assets	15,911	9,780		1,329	212		625	(378)		27,479

(1)	Natural gas sales are recorded in the Exploration and Production segment.
(2)	Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of December 31, 2001 and 2000 would have been approximately 10,981 and (8,015), and 11,980 and (9,772), respectively.

Export revenues were 7,666, 4,637 and 5,067, including 1,402, 2,226 and 2,193 sold to Repsol YPF Transporte y Trading S.A. for the years ended December 31, 2002, 2001 and 2000, respectively. The export sales are mainly to Brazil, Chile and the United States of America.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Program:

Covers certain YPF and its controlled companies' personnel. The bonus is based on compliance with corporate, business unit and personal objectives and performance. It is calculated considering the annual compensation of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Program was 25, 35 and 39 for the years ended December 31, 2002, 2001 and 2000, respectively.

b)	Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 4, 7 and 7 for the years ended December 31, 2002, 2001 and 2000, respectively.

c)	Directors Incentive Programs:

These include directors and personnel at top positions in the Company and its controlled companies:

–	Stock Appreciation Rights Programs due to 2004, based on the appreciation of the listed price of Repsol YPF's shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. It includes 387,860 stock appreciation rights which basis value are 16.40 and 24.60 euros per share.

–	Stock Options Program due to 2005. Under this program, Repsol YPF intends to issue convertible obligations into ordinary and subordinated shares of two different series with a face value of 15 and 22 euros, respectively. The beneficiaries will be able to exercise their rights of acquisition through the payment of the face value of the obligations at the end of each year from the date of issuance.

The total charges of these programs, for the year ended December 31, 2002 were not significant.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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10.	COMMITMENTS AND CONTINGENCIES

a)	Reserve for pending lawsuits:

It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and of its external counsel, these lawsuits are not expected to have an additional significant adverse effect on the results of operations and financial position of the Company (Exhibit E).

Additionally, YPF has received claims for approximately 371, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims.

b)	Other matters:

Contractual commitments:

In November 1996, June 1998 and December 2001, YPF has received from crude oil purchasers as advanced payments for future crude oil commitments deliveries for approximately US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels during the term of seven, ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as advances from crude oil purchasers on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The balance outstanding of these advances as of December 31, 2002, 2001 and 2000, amounts to 1,715, 1,440 y 796, respectively. As of December 31, 2002, approximately 37 million crude oil barrels are pending of delivery. Crude oil volumes delivered to the purchasers are reported as net sales at prices used to calculate the total amount under these agreements.

On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue ("AFIP"), stating that the advanced payments received in 1996 and 1998, for future crude oil deliveries, should have been subject to an income tax withholding for approximately 69, plus interests and fines. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the Predecessor as of December 31, 1990.

As of December 31, 2002, all claims related to the Predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean–up and environmental damages resulting from operations. Management of YPF believes that the Company's operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company has set off new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of December 31, 2002, the Company has reserved all environmental contingencies which evaluations and/or remediation works are probable and significant, and can also be reasonably estimated, based on the Company's existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. From currently available evidence, Management does not believe these changes would have a significant adverse impact on the Company's financial position and results of operations, although changes in projected expenditures as a result of changes in Argentine laws or regulations and ongoing studies could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities retained by Maxus related to activities in the chemical industry carried out in the past were assumed by TS, an indirect controlled subsidiary through YPF Holdings Inc. In connection with this transaction, YPF committed to contribute capital to TS up to an amount that will enable TS to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the ex Department of Industry, Commerce and Mining of Argentina (the "Department"), which imposed a fine on the Company of 109 as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas ("LPG") market due to the existence of different prices between the exports of LPG regarding the sales to the domestic market from 1993 through 1997. The Company reserved the mentioned amount during the year ended December 31, 2000. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. In the context of such investigation, on January 29, 2003, the National Antitrust Protection Board required YPF to present explanations. The Company filed the Board a discharge discouraging an exception for prescription, providing the explanations and requiring the execution file.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. Additionally, YPF contributed US$ 20 million to certain companies that provide services to YPF applied to the settlement of indebtedness and US$ 10 million to cover the working capital requirements of those companies. The previously mentioned commitments have been affected by the changes in economic rules mentioned in Note 13.

EDF International S.A.:

EDF International S.A. ("EDF") has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF's Management, based upon the opinion of external counsel, believes that EDF's position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561 on Public Emergency and Exchange System Reform, approved on January 6, 2002.

Hydrocarbons' royalty liquidations:

As from the issuance of Law No. 25,561 on Public Emergency and Exchange System Reform, which, among other measures, amended the Convertibility Law, a discrepancy between the oil and gas producing companies and the provinces has taken place regarding to the exchange rate used to royalty liquidations, since the provinces consider that royalties calculated over production sold in the domestic market does not fulfill the dispositions of Resolution No. 155/92 and 188/93 of the Secretary of Energy. According to YPF Management's opinion and based upon the regulations of Art. 56, clause c), point I, of the Hydrocarbons Law No. 17,319 and Art. 110 of the Decree No. 1,757/90, the royalty liquidation method applied by the Company based on the amounts effectively received is right and proper. The Company estimates that the position of the provinces is incorrect and is currently negotiating with them in the frame of Resolution No. 231/02 of the Secretary of Energy.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company's capital (subscribed capital plus adjustment to contributions). Consequently, the retained earnings are restricted by 167.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from Conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

On November 7, 2002, the Board of Directors approved a dividend of 1,569 affecting the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. Such dividend was mostly offset with certain receivables held with its majority shareholder as of such date, for an amount of 1,532, and the balance with minority shareholders was paid in cash with free available funds.

Unappropriated retained earnings will be affected due to the implementation of certain provisions of the new accounting standards from January 1, 2003 (Note 2.k).

12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2000:

–	YPF, through YPF International Ltd., entered into an agreement for the sale to third parties of approximately 99% of its interest in Crescendo Resources L.P. properties, whose activity is the production of natural gas in the state of Texas, USA. The transaction was structured in two tranches. The first tranch was closed in December 1999, for approximately US$ 405 million, and the second one in January 2000 in the amount of approximately US$ 219 million. As of December 31, 1999, YPF International Ltd. recorded a net loss of approximately 264, related to such transaction.

–	In February 2000, the Board of Directors approved undertaking efforts to divest of the investments held by YPF International Ltd. in Indonesia. Consequently, YPF International Ltd. recognized a loss of 426 as of December 31, 2000, to value those investments at their estimated realizable value, as of such date.

–	In February 2000, the Board of Directors approved the merger of YPF with Maleic S.A. effective as of January 1, 2000, which was ratified by the Shareholders' Meeting held in April 27, 2000.

–	As of December 31, 2000, YPF International Ltd. sold its investments held in Colombia, to Repsol Exploración Colombia S.A., for an amount of approximately US$ 6 million, recording a net income of 4.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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–	YPF, through YPF Chile S.A., acquired 45% of the Empresas Lipigas S.A. group for approximately US$ 171 million.

–	In December 2000, Astra sold its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd. for US$ 42 million. The transaction was structured in two tranches. The first tranch was closed in December 2000 and the second tranch was closed in June 2001.

–	In December 2000, the Company's Extraordinary Shareholders Board approved the merger of Astra and Repsol Argentina S.A. with and into YPF, all controlled companies of Repsol YPF, which became effective on January 1, 2001. Consequently, as of January 1, 2001, Astra and Repsol Argentina S.A. assets and liabilities merged with and into YPF at book value. As of December 31, 2000, the current assets of Astra and Repsol Argentina S.A. amounted to 380, their noncurrent assets amounted to 4,183, their current liabilities amounted to 1,973, and their noncurrent liabilities amounted to 364.

During the year ended December 31, 2001:

–	In January 2001, the Company sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 37.

–	In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

–	In February 2001, the Company sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 13 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 28.

–	In February 2001, YPF entered into an agreement with Pecom Energía S.A. ("Pecom") under which it acquired a 20.25% interest in Andina, through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. As a consequence of these transactions, YPF's indirect interest in Andina increased to 50%. The net income recorded for the transaction previously mentioned amounted to 209.

–	In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1, 2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, the Company sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 48.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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–	In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

–	In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 273.

–	In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 7.

–	In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF's interest in Apex Petroleum Inc. to YPF International Ltd.

–	In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 205.

–	In July 2001, the Company sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 35.

–	In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 9.

–	In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

–	In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

–	In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

–	In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 59.

–	As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 550 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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During the year ended December 31, 2002:

–	YPF sold interests in long-term investments, recording a net consolidated income of 687 as of December 31, 2002, including a net gain of 573 recorded in "Income from sale of long-term investments" and a net gain of 114 in "(Loss) Income on long-term investments" of the statement of income to the primary financial statements:

•	In January 2002, YPF International Ltd. sold the investments in Indonesia previously mentioned for a total amount of approximately US$ 174, recording a gain of 114.

•	In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 24. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

•	In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 601. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

Management does not believe that any significant adverse effects on the results of operations would occur because of the sale transactions described above.

13.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC RULES

As stated in Note 1, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform. New regulations and supplementary policies fundamentally established the abandonment of the convertibility of the Argentine peso, an official exchange system and a freely floating exchange market. The official exchange rate was fixed at Argentine pesos 1.40 to US$ 1, and the freely floating exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Argentine pesos 1.60 and 1.70 to US$ 1 (selling rate).

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a.	Consolidation of exchange markets into a free market for negotiating foreign trade transactions. As of December 31, 2002, the exchange rate closed at 3.37 Argentine pesos for each US$ 1, selling rate.

Additionally, it will be required until August 8, 2003, prior authorization of the Central Bank of Argentina ("BCRA") for money transfers abroad for certain financial loan capital and interest payments and other similar.

Collections of exported services and goods related to shipments exceeding US$ 1 million, other than the cases described below, must be liquidated in the single and free-exchange market over the terms provided by the Industry and Commerce Department. Furthermore, transfers abroad to pay the principal of financial obligations must have the prior authorization of the BCRA, except for exports prefinancing, advances received from crude oil exports, and certain financing agreements providing that repayment must be made through applying abroad the cash flow arising from exports. In this respect, export collections may be applied to settlement thereof, requiring, under certain circumstances, BCRA's conformity.

Additionally, Decree No. 1,589/89 of the Federal Executive, provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319, as supplemented, and producers that may decide so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contratcts. In no case will the maximum freely available percentage be allowed to exceed 70% of each transaction. On December 27, 2002, the Federal Executive issued Decree No. 2,703/02, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives. Additionally, as during year 2002, several government organizations have established that existing hydrocarbon industry right for free availability of foreign currency coming from export sales, granted by article 5 of Decree No. 1,589/89 would have been superseded by Decree no. 1,606/01, YPF obtained an injunction which orders the Federal Executive, the Ministry of Economy and the BCRA to refrain from taking any action that would affect YPF right concerning the free disposal of its foreign currency, granted by Decree No. 1,589/89. Once Decree No. 2,703/02 was passed, YPF extended its claim in order to resolve any uncertainty that may arise from such decree.

b.	De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Argentine pesos 1.40 to US$ 1 exchange rate, and of all financial US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Argentine peso 1 to US$ 1 exchange rate. Deposits and certain obligations switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" published by the BCRA and applied as from the date of issuance of Decree No. 214/2002 (February 3, 2002), plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system fixed by the BCRA.

c.	De-dollarization of all private agreements celebrated as of January 6, 2002, at the Argentine peso 1 to US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b. above. If by the application of this measure, the product or services' resulting value become higher or lower than on payment, any of the parties may ask for an equitable price adjustment.

d.	De-dollarization of utility rates, which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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e.	Restrictions on the free disposition of funds deposited with banks and two-year suspension of the law on bank-deposits unseizability.

f.	Implementation of a withholding system for hydrocarbon exports for five years with applicable rates of 5% for certain refined products, liquefied petroleum gas and natural gasoline and of 20% for crude oil. Federal Executive is empowered to establish the corresponding rates.

g.	The suspension of paragraph No. 5 article No. 94 and article No. 206 of Business Association Law No. 19,550, referred to the dissolution of a company because of its shareholders' contribution loss or its compulsory reduction, respectively, until December 10, 2003.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the official exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. As of December 31, 2002, the amount not deducted at the applicable current rate is approximately 199.

These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. All estimates made by Company's Management considered such policies. The effects of any additional measures to be implemented by the Federal Government and of the regulations to be issued on measures adopted before will be recognized in the financial statements once Company's Management becomes aware of their existence.

14.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by YPF Sociedad Anónima that conform with Argentine GAAP do not conform with accounting principles generally accepted in the United States.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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15.	OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, "Disclosures about Oil and Gas Producing Activities" for YPF and its controlled companies.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2002, 2001 and 2000:

	2002

	Argentina	Rest of South America	Indonesia and Other Foreign	Worldwide

Proved oil and gas properties
Wells and related equipment and facilities	36,812	–	55	36,867
Support equipment and facilities	734	–	3	737
Uncompleted wells, equipment and facilities	981	–	14	995
Unproved oil and gas properties	–	–	39	39

Total capitalized costs	38,527	–	111	38,638
Accumulated depreciation and valuation allowances	(25,018)	–	(20)	(25,038)

Net capitalized costs	13,509	–	91	13,600

Affiliated company's net capitalized costs	134	–	–	134

	2001

	Argentina	Rest of South America(1)		Indonesia and Other Foreign		Worldwide

Proved oil and gas properties
Wells and related equipment and facilities	34,920	434		2,531		37,885
Support equipment and facilities	814	4		41		859
Uncompleted wells, equipment and facilities	742	28		168		938
Unproved oil and gas properties	96	–		28		124

Total capitalized costs	36,572	466		2,768		39,806
Accumulated depreciation and valuation allowances	(23,567)	(135)		(1,329)		(25,031)

Net capitalized costs	13,005	331	(5)	1,439	(5)	14,775

Affiliated company's net capitalized costs	113	1,191	(5)	–		1,304

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	2000

	Argentina		Rest of South America(2)	Indonesia and Other Foreign		Worldwide

Proved oil and gas properties
Wells and related equipment and facilities	30,752	(4)	1,643	2,461		34,856
Support equipment and facilities	631		33	46		710
Uncompleted wells, equipment and facilities	655		223	159		1,037
Unproved oil and gas properties	–		452	644		1,096

Total capitalized costs	32,038		2,351	3,310		37,699
Accumulated depreciation and valuation allowances	(21,018)		(434)	(1,801	)(3)	(23,253)

Net capitalized costs	11,020		1,917	1,509		14,446

Affiliated company's net capitalized costs	–		199	–		199

(1)	Includes capitalized costs in Bolivia.
(2)	Includes capitalized costs in Bolivia, Ecuador, Brazil and Venezuela.
(3)	Includes an impairment provision of 807 (Note 12).
(4)	Includes 655 corresponding to the extension of the concession for the exploitation of Loma La Lata – Sierra Barrosa area (Note 10.b).
(5)	Corresponds mainly to capitalized costs related to properties sold during the year 2002 as mentioned in Note 12.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2002, 2001 and 2000:

	2002

	Argentina	Rest of South America(1)	Indonesia and Other Foreign	Worldwide

Acquisition of properties
Unproved	–	–	4	4
Exploration costs	146	5	72	223
Development costs	2,025	24	3	2,052

Total costs incurred	2,171	29	79	2,279

Affiliated company's total costs incurred	27	78	–	105

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	2001

	Argentina		Rest of South America(1)		Indonesia and Other Foreign		Worldwide

Acquisition of properties
Proved	1,920	(3)	–		–		1,920
Unproved	96	(4)	–		2		98
Exploration costs	179		17		35		231
Development costs	1,693		122		188		2,003

Total costs incurred	3,888		139	(5)	225	(5)	4,252

Affiliated company's total costs incurred	11		969	(5)	–		980

	2000

	Argentina		Rest of South America(1)	Indonesia and Other Foreign	Worldwide

Acquisition of properties
Proved	655	(2)	72	–	727
Unproved	–		98	2	100
Exploration costs	216		94	39	349
Development costs	1,285		113	201	1,599

Total costs incurred	2,156		377	242	2,775

Affiliated company's total costs incurred	–		35	–	35

(1)	Includes costs incurred in Bolivia as of December 31, 2002 up to the sale of YPF International S.A.'s interests in such country (Note 12), costs incurred in Bolivia and in Venezuela as of December 31, 2001 up to the sale of YPF International Ltd.'s interests in such country (Note 12) and costs incurred in Bolivia, Ecuador, Brazil and Venezuela as of December 31, 2000.
(2)	Corresponds to the extension of the concession for the exploitation of Loma La Lata – Sierra Barrosa area (Note 10.b).
(3)	Includes 1,826 related to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(4)	Corresponds to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(5)	Corresponds mainly to incurred costs related to properties sold during the year 2002 as mentioned in Note 12.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 8, "Business Segment Information", for the exploration and production business unit, relate to additional upstream operations that do not arise from those properties held by the Company and its controlled companies, as reflected below.

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	2002

	Argentina	Rest of South America(2)	Indonesia and Other Foreign	Worldwide

Net sales to unaffiliated parties	898 (1)	83	17	998
Net intersegment sales	10,855 (1)	10	—	10,865

Total net revenues	11,753	93	17	11,863
Production costs	(3,067)	(50)	(6)	(3,123)
Exploration expenses	(143)	(4)	(93)	(240)
Depreciation and expense for valuation allowances	(1,571)	(23)	(9)	(1,603)
Other	—	1	(3)	(2)

Pre-tax income (loss) from producing activities	6,972	17	(94)	6,895
Income tax expense	(2,440)	(4)	28	(2,416)

Results of oil and gas producing activities	4,532	13	(66)	4,479

Related company's results of operations	50	22	—	72

	2001

	Argentina	Rest of South America(2)	Indonesia and Other Foreign	Worldwide

Net sales to unaffiliated parties	4,019 (1)	203	893	5,115
Net intersegment sales	4,659 (1)	17	—	4,676

Total net revenues	8,678	220	893	9,791
Production costs	(2,603)	(105)	(384)	(3,092)
Exploration expenses	(164)	(20)	(36)	(220)
Depreciation and expense for valuation allowances	(1,490)	(59)	(253)	(1,802)
Other	—	20	(11)	9

Pre-tax income (loss) from producing activities	4,421	56	209	4,686
Income tax expense	(1,547)	(17)	(85)	(1,649)

Results of oil and gas producing activities	2,874	39 (4)	124 (4)	3,037

Related company's results of operations	41	63 (4)	—	104

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	2000

	Argentina	Rest of South America(2)	Indonesia and Other Foreign		Worldwide

Net sales to unaffiliated parties	4,153 (1)	467	971		5,591
Net intersegment sales	5,715 (1)	—	—		5,715

Total net revenues	9,868	467	971		11,306
Production costs	(2,638)	(164)	(344)		(3,146)
Exploration expenses	(157)	(122)	(35)		(314)
Depreciation and expense for valuation allowances	(1,239)	(122)	(607	)(3)	(1,968)
Other	—	(39)	15		(24)

Pre-tax income (loss) from producing activities	5,834	20	—		5,854
Income tax expense	(2,042)	(20)	(2)		(2,064)

Results of oil and gas producing activities	3,792	—	(2)		3,790

Related company's results of operations	—	20	—		20

(1)	As mentioned in Note 8, effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, net sales to unaffiliated parties and net intersegment sales for Argentina would have been 1,749 and 6,929, and 1,473 and 8,395, respectively for the years ended December 31, 2001 and 2000.

(2)	Includes results from oil and gas producing activities in Bolivia as of December 31, 2002 up to the sale of YPF International S.A.'s interests in such country (Note 12), results from oil and gas producing activities in Bolivia and Venezuela as of December 31, 2001, up to the sale of YPF International Ltd.'s interests in such country (Note 12) and results from oil and gas producing activities in Bolivia, Ecuador, Brazil and Venezuela as of December 31, 2000.

(3)	Includes an impairment provision of 426 (Note 12).

(4)	Corresponds mainly to results of operations related to properties sold during the year 2002 as mentioned in Note 12.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

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Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of diffe rent engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2002, 2001 and 2000, and the changes therein:

	Crude oil, condensate and natural gas liquids (Millions of barrels)

	2002

	Argentina		Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	1,467		20	178	1,665
Revisions of previous estimates	11		—	—	11
Extensions, discoveries and improved recovery	63		—	—	63
Sales of reserves in place (Note 12)	—		(20)	(172)	(192)
Production for the year	(160)		—	—	(160)

End of year	1,381	(1)	—	6	1,387

Proved developed reserves
Beginning of year	1,183		10	150	1,343
End of year	1,135	(2)	—	1	1,136
Related company's proved developed and undeveloped reserves	19		—	—	19

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	Crude oil, condensate and natural gas liquids (Millions of barrels)

	2001

	Argentina		Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	1,368		162	132	1,662
Revisions of previous estimates	(7)		2	61	56
Extensions, discoveries and improved recovery	89		5	2	96
Purchases of reserves in place	195	(4)	—	—	195
Sales of reserves in place (Note 12)	(18)		(144)	—	(162)
Production for the year	(160)		(5)	(17)	(182)

End of year	1,467	(1)	20	178	1,665

Proved developed reserves
Beginning of year	1,088		69	104	1,261
End of year	1,183	(2)(5)	10	150	1,343
Related company's proved developed and undeveloped reserves	21		60	—	81

	Crude oil, condensate and natural gas liquids (Millions of barrels)

	2000

	Argentina		Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	1,151		178 (3)	120	1,449
Revisions of previous estimates	242		(44)	24	222
Extensions, discoveries and improved recovery	126		13	5	144
Purchases of reserves in place	—		24	—	24
Sales of reserves in place (Note 12)	(11)		—	(2)	(13)
Production for the year	(140)		(9)	(15)	(164)

End of year	1,368	(1)	162	132	1,662

Proved developed reserves
Beginning of year	964		60	95	1,119
End of year	1,088	(2)	69	104	1,261
Related company's proved developed and undeveloped reserves	—		33	—	33

(1)	Includes natural gas liquids of 368, 316 and 341, as of December 31, 2002, 2001 and 2000, respectively.
(2)	Includes natural gas liquids of 274, 237 and 255, as of December 31, 2002, 2001 and 2000, respectively.
(3)	Includes reserves in Ecuador, Bolivia and Venezuela.
(4)	Includes 14 of purchases of reserves and 181 incorporates as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(5)	Includes 143 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.

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	Natural gas (Billions of cubic feet)

	2002

	Argentina	Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	9,569	188	422	10,179
Revisions of previous estimates	(125)	—	5	(120)
Extensions and discoveries	15	—	—	15
Sales of reserves in place (Note 12)	—	(188)	(370)	(558)
Production for the year (1)	(540)	—	(2)	(542)

End of year	8,919	—	55	8,974

Proved developed reserves
Beginning of year	7,340	45	127	7,512
End of year	6,793	—	8	6,801
Related company's proved developed and undeveloped reserves	513	—	—	513

	Natural gas (Billions of cubic feet)

	2001

	Argentina		Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	9,381		257	450	10,088
Revisions of previous estimates	15		564	(9)	570
Extensions and discoveries	384		163	4	551
Purchases of reserves in place	693	(3)	—	—	693
Sales of reserves in place (Note 12)	(372)		(792)	—	(1,164)
Production for the year (1)	(532)		(4)	(23)	(559)

End of year	9,569		188	422	10,179

Proved developed reserves
Beginning of year	7,072		40	155	7,267
End of year	7,340	(4)	45	127	7,512
Related company's proved developed and undeveloped reserves	554		2,618	—	3,172

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	Natural gas (Billions of cubic feet)

	2000

	Argentina	Rest of South America	Indonesia and Other Foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	9,705	767 (2)	678	11,150
Revisions of previous estimates	(105)	(840)	(120)	(1,065)
Extensions and discoveries	369	336	144	849
Purchases of reserves in place	—	1	—	1
Sales of reserves in place (Note 12)	—	—	(228)	(228)
Production for the year (1)	(588)	(7)	(24)	(619)

End of year	9,381	257	450	10,088

Proved developed reserves
Beginning of year	8,180	65	489	8,734
End of year	7,072	40	155	7,267
Related company's proved developed and undeveloped reserves	—	1,163	—	1,163

(1)	Excludes quantities, which have been flared or vented.
(2)	Includes reserves in Bolivia.
(3)	Includes 5 of purchases of reserves and 688 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(4)	Includes 467 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices.

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Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 3.37, 1.7 and 1 to US$ 1; as of December 31, 2002, 2001 and 2000, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company's proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2002

	Argentina	Rest of South America	Indonesia and Other Foreign	Worldwide

Future cash inflows	133,419	—	1,562	134,981
Future production costs	(29,269)	—	(707)	(29,976)
Future development costs	(4,637)	—	(221)	(4,858)

Future net cash flows, before income taxes	99,513	—	634	100,147
Discount for estimated timing of future cash flows	(41,814)	—	(307)	(42,121)
Future income taxes, discounted at 10%(1)	(19,275)	—	(118)	(19,393)

Standardized measure of discounted future net cash flows	38,424	—	209	38,633

Related company's standardized measure of discounted future net cash flows	727	—	—	727

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	2001

	Argentina	Rest of South America(2)	Indonesia and Other Foreign	Worldwide

Future cash inflows	110,670	2,077	14,947	127,694
Future production costs	(31,259)	(696)	(8,804)	(40,759)
Future development costs	(6,675)	(343)	(1,167)	(8,185)

Future net cash flows, before income taxes	72,736	1,038	4,976	78,750
Discount for estimated timing of future cash flows	(31,516)	(685)	(1,982)	(34,183)
Future income taxes, discounted at 10% (1)	(12,610)	(107)	(1,222)	(13,939)

Standardized measure of discounted future net cash flows	28,610	246	1,772 (4)	30,628

Related company's standardized measure of discounted future net cash flows	746	2,132	—	2,878

	2000

	Argentina	Rest of South America (3)	Indonesia and Other Foreign	Worldwide

Future cash inflows	85,842	6,756	9,023	101,621
Future production costs	(21,838)	(2,887)	(3,637)	(28,362)
Future development costs	(4,558)	(844)	(692)	(6,094)

Future net cash flows, before income taxes	59,446	3,025	4,694	67,165
Discount for estimated timing of future cash flows	(26,637)	(1,418)	(1,892)	(29,947)
Future income taxes, discounted at 10%(1)	(9,876)	(504)	(1,225)	(11,605)

Standardized measure of discounted future net cash flows	22,933	1,103	1,577	25,613

Related company's standardized measure of discounted future net cash flows	—	799	—	799

(1)	Future income taxes undiscounted are 30,760 (30,537 for Argentina and 223 for Indonesia and Other Foreign), 19,589 (17,306 for Argentina, 262 for Rest of South America and 2,021 for Indonesia and Other Foreign) and 20,322 (17,306 for Argentina, 982 for Rest of South America and 2,034 for Indonesia and Other Foreign) as of December 31, 2002, 2001 and 2000, respectively.
(2)	Includes Bolivia.
(3)	Includes Bolivia, Ecuador and Venezuela.
(4)	Includes 1,608 related to properties sold in January 2002 as mentioned in Note 12.

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Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Beginning of year	30,628	25,613	28,188
Sales and transfers, net of production costs	(8,740)	(6,699)	(8,160)
Net change in sales and transfer prices, net of future production costs	18,033	4,327	2,477
Extensions, discoveries and improved recovery, net of future production and development costs	2,295	2,143	3,827
Changes in estimated future development costs	(239)	(1,569)	(1,519)
Development costs incurred during the year that reduced future development costs	2,052	2,003	1,599
Revisions of quantity estimates	(164)	738	148
Accretion of discount	4,457	3,722	4,054
Net change in income taxes	(5,454)	(2,334)	759
Purchase of reserves in place	—	2,817 (1)	257
Sales of reserves in place	(1,722)	(1,719)	(666)
Changes in production rates (timing) and other	(2,513)	1,586	(5,351)

End of year	38,633	30,628	25,613

(1)	Includes 334 of purchase of reserves and 2,483 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.

JOSE MARIA RANERO DIAZ Director

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Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

			2002

			Cost

	Amounts at					Amounts
	Beginning			Net Decreases		at End
Main Account	of Year	Increases		and Transfers		of Year

Land and buildings	1,896	3		23		1,922
Mineral property, wells and related equipment	35,151	—		1,742		36,893
Refinery equipment	6,487	—		398		6,885
Transportation equipment	1,586	—		(12)		1,574
Materials and equipment in warehouse	223	503		(419)		307
Drilling and work in progress	1,191	2,156		(2,056)		1,291
Furniture, fixtures and installations	454	—		(80)		374
Selling equipment	1,445	—		(179)		1,266
Other property	291	—		(26)		265

Total 2002	48,724	2,662	(3)	(609	)(1)	50,777

Total 2001	43,620	6,978	(3)(5)	(1,874	)(1)	48,724

Total 2000	41,924	2,636	(3)(7)(8)	(940	)(1)	43,620

	2002									2001		2000

				Depreciation

	Accumulated						Accumulated	Net		Net		Net
	at Beginning	Net Decreases		Depreciation			at End	Book		Book		Book
Main Account	of Year	and Transfers		Rate	Increases		of Year	Value		Value		Value

Land and buildings	716	(4)		2%	37		749	1,173		1,180		1,106
Mineral property, wells and related equipment	23,091	(78)		(2)	1,555		24,568	12,325	(4)	12,060	(4)	10,153	(4)
Refinery equipment	4,170	—		4-5%	228		4,398	2,487		2,317		2,477
Transportation equipment	1,065	(19)		1-5%	30		1,076	498		521		511
Materials and equipment in warehouse	—	—		—	—		—	307		223		196
Drilling and work in progress	—	—		—	—		—	1,291		1,191		1,002
Furniture, fixtures and installations	378	(100)		10%	31		309	65		76		100
Selling equipment	849	(182)		10%	100		767	499		596		652
Other property	202	(9)		10%	18		211	54		89		44

Total 2002	30,471	(392	)(1)		1,999		32,078	18,699

Total 2001	27,379	(1,298	)(1)		4,390	(6)	30,471			18,253

Total 2000	26,290	(563	)(1)		1,652		27,379					16,241

(1)	Includes 32, 131 and 122 of net book value charged to fixed assets allowances for the years ended December 31, 2002, 2001 and 2000, respectively, and 425 charged to "Income from sale of long-term investments" for the year ended December 31, 2001.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.d).
(3)	Includes 40, 35 and 52 corresponding to capitalized financial expenses for those assets which construction is extended in time for the years ended December 31, 2002, 2001 and 2000, respectively (Note 2.d).
(4)	Includes 1,623, 1,746 and 788 mineral property as of December 31, 2002, 2001 and 2000, respectively.
(5)	Includes 4,571 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,472 of fixed assets' accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.
(7)	Includes 35 corresponding to fixed assets of Maleic S.A. at the moment of its merger into YPF.
(8)	Includes 655 corresponding to the extension of the concession for the explotation of Loma La Lata - Sierra Barrosa area (Note 10. b).

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Exhibit B

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
INTANGIBLE ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

	2002

	Cost

	Amount				Amount
	at Beginning				at End
Main Account	of Year	Increases		Decreases	of Year

Goodwill
- Refinor	4	—		—	4
- Gas Argentino S.A.	13	—		—	13
- Repsol YPF Gas S.A.	—	—		—	—
- PBBPolisur S.A.	57	—		—	57
- Maleic S.A.	11	—		—	11

Total 2002	85	—		—	85

Total 2001	220	107	(2)	242	85

Total 2000	220	—		—	220

	2002							2001	2000

	Amortization

Main Account	Accumulated at Beginning of Year	Increases		Decreases	Amortization Rate	Accumulated at End of Year	Net Book Value	Net Book Value	Net Book Value

Goodwill
- Refinor	—	4		—	5%	4	—	4	—
- Gas Argentino S.A.	2	11		—	5%	13	—	11	—
- Repsol YPF Gas S.A.	—	—		—	—	—	—	—	37
- PBB Polisur S.A.	29	28		—	10%	57	—	28	45
- Maleic S.A.	4	7		—	10%	11	—	7	9

Total 2002	35	50	(1)	—		85	—

Total 2001	129	26	(1)(3)	120		35		50

Total 2000	107	22	(1)	—		129			91

(1)	Includes 37 charged to "Allowance for reduction in value of holdings in long-term investments" as of December 31, 2002. It also includes 13, 26 and 22 charged to "(Loss) Income on long-term investments" account in the statements of income as of December 31, 2002, 2001 and 2000, respectively.
(2)	Includes 76 corresponding to goodwill recorded at Astra at the moment of its merger into YPF and 27 corresponding to the goodwill arising from the merger of Repsol Gas S.A. with YPF Gas S.A.
(3)	Includes 2 of accumulated depreciation of goodwill recorded at Astra at the moment of its merger into YPF.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

	2002																2001	2000

									Information on the Issuer

	Description of the Securities										Last Financial Statements Issued

Name and Issuer	Class	Face Value		Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity	Holding in Capital Stock	Book Value	Book Value

Controlled companies:
YPF International S.A.	Common	Bs.	100	147,695	421		1,382		Investment	Av. José Estenssoro	12/31/02	—	(2)	87	421	99.99%	1,817	3,881
										100, Santa Cruz de la Sierra, República de Bolivia
YPF Holdings Inc.	Common	US$	0.01	100	480	(3)	421		Investment and finance	717 North Harwood	12/31/02	1,789		(102)	317	100.00%	375	—
										Street, Dallas, Texas, U.S.A.
Operadora de Estaciones de	Common		$1	11,880	237		256		Acquisition,	Av. Roque Sáenz	12/31/02	—	(2)	(24)	237	99.00%	264	314
Servicios S.A.									subdivision, repair and transfer of properties and commercial management of YPF's gas stations	Peña 777, Buenos Aires, Argentina
YPF Chile S.A.	—	—	—	—	—		—		—	—	—	—		—	—	—	340	295
Repsol YPF Gas S.A.	—	—	—	—	—		—		—	—	—	—		—	—	—	—	194
YPF Brasil S.A.	—	—	—	—	—		—		—	—	—	—		—	—	—	—	268
A-Evangelista S.A.	Common		$1	8,683,498	70	(1)(9)	31		Engineering and	Tucumán 744, P.	09/30/02	9		26	87	99.91%	55	—
									construction services	12°, Buenos Aires, Argentina
Argentina Private Development	Common	US$	0.01	769,414	44	(9)	83		Investment and	P.O. Box 1109,	12/31/01	—	(2)	3	44	100.00%	96	—
Company Limited (in liquidation)									finance	Midland Bank Trust Building, Fort Street, Georgetown, Grand Cayman, British West Indies
Others(6)	—	—	—	—	—	(2)	—	(2)	—	—	—	—		—	—	—	2	—

					1,252		2,173										2,949	4,952

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159

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English translation of the financial statements orginally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

Exhibit C (Cont.)

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES
(amounts expressed in millions of Argentine pesos as of December 31, 2002 – Note 1)

	2002																	2001	2000

										Information on the Issuer

	Description of the Securities											Last Financial Statements Issued

Name and Issuer	Class	Face Value			Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity	Holding in Capital Stock		Book Value	Book Value

Investees:
Compañía	Common		$1		77,292,000	147	(9)	168		Separation,	Av. Roque Sáenz	09/30/02	203	(158)	311	38.00%		175	168
Mega S.A.										fractionation and transportation of natural gas liquids	Peña 777, P. 7°, Buenos Aires, Argentina
Petroken	Common		$1		40,602,826	119	(9)	102		Petrochemicals	Sarmiento 1230,	09/30/02	81	(47)	204	50.00%		120	129
Petroquímica Ensenada S.A.Petroquímica Ensenada S.A.											P. 6°, Buenos Aires, Argentina
Profertil S.A.	Common		$1		1,000,000	153	(9)	388		Production and	Alicia Moreau de	09/30/02	2	(432)	286	50.00%		354	347
										marketing of fertilizers	Justo 140, P. 1°, Buenos Aires, Argentina
Refinería del	Common		$1		45,803,655	155	(9)	122		Refining	Maipú 1, P. 2º,	06/30/02	92	(28)	222	50.00%		140	85
Norte S.A.											Buenos Aires, Argentina
Oleoductos	Common		$10		4,072,749	111	(1)	47		Oil transportation	Florida 1, P. 10°,	09/30/02	110	36	384	37.00%		94	61
del Valle S.A.										by pipeline	Buenos Aires, Argentina
PBBPolisur S.A.	Common		$1		12,838,664	30		234		Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	09/30/02	46	(236)	111	28.00%		105	164
Terminales	Common		$10		476,034	44	(1)	7		Oil storage and	Av. Leandro N.	09/30/02	14	46	139	33.15%		24	22
Marítimas Patagónicas S.A.										shipment	Alem 1180, P.11°, Buenos Aires, Argentina
Oiltanking	Common		$10		351,167	9	(1)	9		Hydrocarbon	Alicia Moreau de	09/30/02	12	8	51	30.00%		4	7
Ebytem S.A.										transportation and storage	Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina
Gasoducto del	Preferred		$1		12,298,800	28		26		Gas transportation	San Martín 323,	09/30/02	124	(3)	281	10.00%	(8)	28	26
Pacífico (Argentina) S.A.										by pipeline	P. 19°, Buenos Aires, Argentina
Central Dock Sud S.A.	Common		$0.01		86,799,282	16	(3)	29		Electric power	Reconquista 360,	09/30/02	9	(283)	226	9.98%	(5)	7	—
										generation and bulk marketing	P. 6°, Buenos Aires, Argentina
Gas Argentino	Common		$1		104,438,182	22	(3)	336		Investment in	Gregorio Araoz de	09/30/02	230	(489)	248	45.33%		334	—
S.A.										MetroGas S.A.	Lamadrid 1360, Buenos Aires, Argentina
Inversora Dock Sud S.A.	Common		$1		40,291,975	138		189		Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/02	94	(213)	246	42.86%		238	—
Pluspetrol Energy S.A.	Common		$1		30,006,540	153		120		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/02	67	(194)	346	45.00%		240	—
Oleoducto	Preferred		$1		8,099,280	22		4		Oil transportation	Esmeralda 255,	09/30/02	45	54	142	18.00%	(8)	26	79
Trasandino (Argentina) S.A.										by pipeline	P. 5°, Buenos Aires, Argentina
Others (7)	—	—	—		—	—	(2)	—	(2)	—	—	—	—	—	—	—		—	—
Other companies:
Petróleos	Common	—	—	(4)	1,179	1		—	(2)	Exploration and	Gertrudis	12/31/01	167	18	204	1.05%		2	2
Transandinos YPF S.A.										production of hydrocarbons; refining and marketing of its derivatives	Echenique 30, P. 12°, Comuna Las Condes, Santiago de Chile, Chile
Mercobank S.A.	Common		$1		1,800,264	13		13		Investment and finance	Bartolomé Mitre 343, Buenos Aires, Argentina	06/30/00	46	(15)	14	3.91%		13	13

						1,161		1,794										1,904	1,103

						2,413		3,967										4,853	6,055

For supplemental information on main changes on companies comprising the YPF Group, see Note 12.

(1)	Holding in shareholders' equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	These shares have no face value.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	Includes A-Evangelista Construções e Serviços Ltda., Enerfin S.A., Poligas Luján S.A.C.I. and Apex Petroleum Inc.
(7)	Includes Gasoducto del Pacífico (Cayman) Ltd. and A&C Pipeline Holding Company.
(8)	Interest in preferred stock.
(9)	Holding in shareholders' equity according to the last available financial statements, plus the results of significant and subsequent operations considering management information.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA
Exhibit E
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
ALLOWANCES AND RESERVES
(amounts expressed in millions of Argentine pesos as of December 31, 2002 - Note 1)

	2002						2001	2000

	Amount at					Amount at	Amount at	Amount at
	Beginning					End	End	End
Account	of Year	Increases		Decreases		of Year	of Year	of Year

Related to current assets:
For doubtful trade receivables	1,019	23		612		430	1,019	556
For other doubtful accounts	227	—		123		104	227	242

	1,246	23		735		534	1,246	798

Related to noncurrent assets:
For valuation of other receivables
to their estimated realizable value	79	61		44		96	79	11
For reduction in value of holdings
in long-term investments	308	14		133		189	308	13
For unproductive exploratory drilling	4	72		32		44	4	46
For obsolescence of materials	26	—		—		26	26	28
For fixed assets to be disposed of	57	—		—		57	57	57

	474	147		209		412	474	155

Total deducted from assets, 2002	1,720	170		944	(2)	946

Total deducted from assets, 2001	953	950		183			1,720

Total deducted from assets, 2000	761	345		153				953

Reserves for losses - current:
For miscellaneous contingencies	247	70		245		72	247	247

Reserves for losses - noncurrent:
For pending lawsuits (Note 10.a)	218	150		138		230	218	185
For miscellaneous contingencies	7	54		4		57	7	11

	225	204		142		287	225	196

Total included in liabilities, 2002	472	274		387	(2)	359

Total included in liabilities, 2001	443	114	(1)	85			472

Total included in liabilities, 2000	183	323		63				443

(1)	Includes 16 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF.
(2)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the year for monetary allowances and reserves.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

Exhibit F
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
COST OF SALES
(amounts expressed in millions of Argentine pesos as of December 31, 2002 - Note 1)

	2002	2001	2000

Inventories at beginning of year	548	669	543
Effect of the merger with Astra and Repsol Argentina S.A.	—	26	—
Purchases for the period	1,180	1,073	1,265
Production costs (Exhibit H)	6,330	5,673	5,377
Holding gains (losses) on inventories (Note 3.i)	18	(87)	85
Inventories at end of year (Note 3.d)	(589)	(548)	(669)

Cost of sales	7,487	6,806	6,601

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

Back to Index

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)

							Exchange Rate in pesos as of		Book Value as of
	Foreign Currency and Amount

Account	2000		2001		2002		12-31-02		12-31-02

Current Assets
Cash	—	—	US$	2	US$	20	3.27	(1)	65

Investments	—	—	—	—	US$	22	3.27	(1)	71

Trade receivables	US$	445	US$	289	US$	385	3.27	(1)	1,259
		€2	—	—		€5	3.43	(1)	17

									1,276

Other receivables	US$	144	US$	172	US$	939	3.27	(1)	3,071
Total current assets									4,483

Noncurrent Assets
Other receivables	US$	104	US$	97	US$	118	3.27	(1)	386

Total noncurrent assets									386

Total assets									4,869

Current Liabilities
Accounts payable	US$	80	US$	46	US$	139	3.37	(2)	468

Loans
Negotiable Obligations	US$	189	US$	91	US$	289	3.37	(2)	975
	Liras	300,947	—	—	—	—	—		—
Other bank loans and other creditors	US$	63	US$	336	US$	27	3.37	(2)	90
	Yen	3,935	Yen	3,848	—	—	—		—
Related parties	US$	148	US$	487	—	—	—		—

									1,065

Advances from crude oil purchasers	US$	89	US$	151	US$	118	3.37	(2)	398

Total current liabilities									1,931

Noncurrent Liabilities
Accounts payable	US$	5	—	—	US$	20	3.37	(2)	67

Loans
Negotiable Obligations	US$	1,238	US$	981	US$	708	3.37	(2)	2,387
Other bank loans and other creditors	US$	4	US$	128	US$	100	3.37	(2)	337
	Yen	5,574	Yen	1,896	—	—	—		—

									2,724

Advances from crude oil purchasers	US$	276	US$	509	US$	391	3.37	(2)	1,317

Total noncurrent liabilities									4,108

Total liabilities									6,039

(1)	Buying exchange rate.
(2)	Selling exchange rate.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA
Exhibit H
English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos as of December 31, 2002 - Note 1)

	2002						2001	2000

	Production	Administrative		Selling	Exploration
	Costs	Expenses		Expenses	Expenses	Total	Total	Total

Salaries and social security taxes	254	63		89	15	421	642	657
Fees and compensation for services	27	82	(1)	19	2	130	185	144
Other personnel expenses	55	21		19	4	99	113	87
Taxes, charges and contributions	42	2		38	—	82	68	50
Royalties and easements	1,575	—		—	—	1,575	1,061	1,159
Insurance	36	1		6	—	43	26	28
Rental of real estate and equipment	101	1		31	4	137	120	124
Survey expenses	—	—		—	31	31	4	20
Depreciation of fixed assets	1,839	27		133	—	1,999	1,918	1,652
Industrial inputs, consumable materials
and supplies	506	11		24	1	542	378	375
Construction and other service contracts	461	19		42	7	529	508	535
Preservation, repair and maintenance	536	22		25	1	584	648	561
Contracts for the exploitation of
productive areas	151	—		—	—	151	109	131
Unproductive exploratory drillings	—	—		—	72	72	87	79
Transportation, products and charges	446	—		386	—	832	644	652
Allowance for doubtful trade receivables	—	—		23	—	23	484	172
Publicity and advertising expenses	—	24		29	—	53	133	124
Fuel, gas, energy and miscellaneous	301	51		53	6	411	489	404

Total 2002	6,330	324		917	143	7,714

Total 2001	5,673	316		1,464	164		7,617

Total 2000	5,377	301		1,119	157			6,954

(1)	Includes 2 provided for fees to the Directors and Statutory Auditors.

Signed for purposes of identification with our report dated MARCH - 06 - 2003	Signed for purposes of identification with our report dated MARCH - 06 - 2003 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 14 - F° 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. T° 156 - F° 159	JOSE MARIA RANERO DIAZ Director

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ITEM 3

English translation of the report originally issued in Spanish

STATUTORY AUDIT COMMITTEE'S REPORT

To the Shareholders of
YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the inventory book and the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and Notes 1 to 14 and exhibits A, B, C, E, F, G and H, and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2002 and the related consolidated statements of income and cash flows for the year then ended, and Notes 1 to 4 and exhibits A, C and H disclosed as supplemental information in Schedule I, all expressed in constant Argentine pesos as of December 31, 2002. These documents are the responsibility of the Company's Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company's bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the report issued by the firm Deloitte & Co. S.R.L. dated March 6, 2003 and in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company's Board of Directors. We consider that our work and the above mentioned external auditor's report provide a reasonable basis for our report.

As described in Note 13 to the accompanying financial statements, during the year 2002, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of certain financial loans principal and interest payments without prior authorization from the Argentine Central Bank; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices and (g) the suspension of the legal provisions for entities' dissolution and shareholders' contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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2

Based on our work, in our opinion:

The financial statements referred to in the first paragraph present fairly, in all material respects, the Company's financial position as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina.

In addition, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, we also report that:

a)	The inventory is recorded in the Inventory Book.

b)	We have also reviewed the Directors' Report on which we have no comments to make on matters falling within our competence.

c)	As required by the Argentine Securities Commission's General Resolution Number 340 on the independence of, and the quality of the auditing standards used by, the external auditor and the quality of the Company's accounting principles, the report of independent public accountants described above includes a statement that they conducted their audit in accordance with generally accepted auditing standards in Argentina, which include independence standards, and the report is not qualified with respect to the application of such auditing standards and professional accounting principles in Argentina.

d)	In exercise of the control of lawfulness which is our duty, during the year we have applied the procedures described in article 294 of Law Number 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Buenos Aires, Argentina
March 6, 2003

For Statutory Audit Committee

HOMERO BRAESSAS
Statutory Auditor
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 14 – F° 111

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	March 12, 2003	By:	/s/ Carlos Olivieri

			Name:	Carlos Olivieri
			Title:	Chief Financial Officer